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Filed pursuant to Rule 424(b)(5)
Registration No. 333-174842

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 10, 2012

Prospectus Supplement
(To Prospectus dated June 10, 2011)

                    Shares

Common Stock

        We are offering                    shares of our common stock, no par value per share. Our common stock is listed on the Nasdaq Global Select Market under the symbol "PVTB." The last reported sale price of our common stock on October 9, 2012, was $15.93 per share.

        We intend to use the net proceeds from this offering, together with anticipated net proceeds from a planned separate public offering of our subordinated debt securities and existing cash resources, to fund the redemption of all $243.8 million aggregate liquidation amount of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, that we issued to the U.S. Department of the Treasury, subject to receipt of necessary regulatory approval. See "Use of Proceeds" in this prospectus supplement.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-5 of this prospectus supplement to read about important factors you should consider before buying shares of our common stock.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to PrivateBancorp, Inc. (before expenses)	$	$

        These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares against payment in New York, New York on or about October     , 2012.

Joint Book-Running Managers

Goldman, Sachs & Co.	Morgan Stanley

Co-Lead Manager

Wells Fargo Securities

Prospectus Supplement dated October     , 2012.

        We include cross-references in this prospectus supplement to captions elsewhere in these materials where you can find further related discussions. The following table of contents tells you where to find these captions.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described in this prospectus supplement under the heading "Where You Can Find More Information."

        Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to "PrivateBancorp," the "Company," "we," "us," "our" or similar references mean PrivateBancorp, Inc. and its subsidiaries, and all references to the "Bank" or the "PrivateBank" mean The PrivateBank and Trust Company, our wholly owned bank subsidiary.

        Generally, when we refer to this "prospectus supplement," we are referring to both the prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein, unless the context suggests otherwise. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or any document incorporated by reference, you should rely on the information set forth in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any applicable permitted free writing prospectuses. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give you information other than that contained in this prospectus supplement and the accompanying prospectus and in the documents referred to in this prospectus supplement and the accompanying prospectus and which are made available to the public, along with the information contained in any permitted free writing prospectuses that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

        We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to purchase any of the securities described in this prospectus supplement, and neither this prospectus supplement nor the accompanying prospectus may be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, respectively, and the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

S-ii

 INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission ("SEC") allows us to incorporate by reference information into this prospectus supplement. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement, except for any information superseded by information in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34066);

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  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 001-34066);

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-34066);

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  our Current Reports on Form 8-K filed with the SEC on February 24, 2012 (except for the information furnished under Item 7.01 therein), May 24, 2012 and October 10, 2012 (except for the information furnished under Item 2.02 therein) (File Nos. 001-34066); and

  •
  the description of our common stock contained in the Registration Statement on Form 8-A, as amended, dated April 27, 1999 (File No. 0-25887).

        We also incorporate by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus supplement and prior to the termination of any offering covered by this prospectus supplement and the accompanying prospectus. Nothing in this prospectus supplement or in the accompanying prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC.

        We have also filed a registration statement with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus, which form a part of the registration statement. You may obtain from the SEC a copy of the registration statement and the exhibits attached to or incorporated by reference in the registration statement. The registration statement may contain additional information that may be important to you.

        Any statement contained in a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus, or in any other document filed later that is also incorporated in this prospectus supplement by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus supplement and the accompanying prospectus except as so modified or superseded. The information relating to us contained in this prospectus supplement and the accompanying prospectus should be read together with the information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

        We will provide, without charge to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus supplement and the accompanying prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations, at 120 South LaSalle Street, Chicago, Illinois 60603, (312) 564-2000.

S-iii

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Statements contained in this prospectus supplement, in the accompanying prospectus and in information incorporated by reference into this prospectus supplement and the accompanying prospectus that are not historical facts may constitute forward-looking statements within the meaning of federal securities laws. Forward-looking statements represent management's beliefs and expectations regarding future events, such as our anticipated future financial results, credit quality, revenues, expenses, or other financial items, and the impact of business plans and strategies or legislative or regulatory actions. Forward-looking statements are typically identified by words such as "may," "might," "will," "should," "could," "would," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," or "continue" and other comparable terminology.

        Our ability to predict results or the actual effects of future plans, strategies, events or actions is inherently uncertain. Factors which could cause actual results to differ from those reflected in forward-looking statements include, but are not limited to:

  •
  unforeseen credit quality problems or further deterioration in problem assets that could result in charge-offs greater than we have anticipated in our allowance for loan losses;

  •
  adverse developments impacting one or more large credits;

  •
  the extent of further deterioration in real estate values in our market areas, particularly in the Chicago area;

  •
  difficulties in resolving problem credits or slower than anticipated dispositions of other real estate owned, which may result in increased losses or higher credit-related operating costs;

  •
  continued uncertainty regarding U.S. and global economic recovery and economic outlook, and ongoing volatility in market conditions, that may impact credit quality or prolong weakness in demand for loans or other banking products and services;

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  unanticipated withdrawals of significant deposits;

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  lack of sufficient or cost-effective sources of liquidity or funding;

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  our ability to complete our planned capital raising transactions and fund and complete our anticipated redemption of the preferred stock and repurchase of the common stock warrant we issued to the U.S. Department of the Treasury;

  •
  loss of key personnel or an inability to recruit and retain appropriate talent;

  •
  unanticipated changes in interest rates, prolonged low interest rate environment or significant tightening of credit spreads;

  •
  competitive pricing trends;

  •
  uncertainty relating to recently proposed regulatory capital rules that could, depending on the nature of our assets, require us to maintain higher levels of regulatory capital;

  •
  uncertainty regarding implications of recently adopted or proposed rules and regulations, or those remaining to be proposed in connection with the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, that may negatively affect our revenues or profitability;

  •
  other legislative, regulatory or accounting changes affecting financial services companies and/or the products and services offered by financial services companies; or

  •
  failures or disruptions to our data processing or other information or operational systems.

S-iv

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors including those set forth in the "Risk Factors" section of our Form 10-K for the year ended December 31, 2011, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Form 10-Q for the quarter ended June 30, 2012, as well as those set forth in our subsequent periodic and current reports filed with the SEC.

        These factors should be considered in evaluating forward-looking statements and undue reliance should not be placed on our forward-looking statements. Forward-looking statements speak only as of the date they are made, and we assume no obligation to update any of these statements in light of new information, future events or otherwise, unless required under the federal securities laws.

S-v

SUMMARY INFORMATION

        This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read carefully this entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference herein and therein, before making a decision about whether to invest in our common stock. You should pay special attention to the "Risk Factors" section of this prospectus supplement and the "Risk Factors" sections in our Form 10-K for the year ended December 31, 2011 and our Form 10-Q for the quarter ended June 30, 2012 before you determine whether an investment in our common stock is appropriate for you.

PrivateBancorp, Inc.

        PrivateBancorp is a Delaware corporation and a bank holding company headquartered in Chicago, Illinois. Through our wholly-owned bank subsidiary, The PrivateBank and Trust Company (the "Bank" or the "PrivateBank"), we provide customized business and personal financial services to middle-market companies, as well as business owners, executives, entrepreneurs and families, in the markets and communities we serve. As of September 30, 2012, we had 35 offices located in ten states primarily in the Midwest, with a majority of our business conducted in the greater Chicago market.

        We deliver a full spectrum of commercial and personal banking products and services to our clients through our commercial banking, community banking and private wealth businesses. We offer clients a full range of lending, treasury management, and investment and capital markets products to meet their commercial needs, and residential mortgage banking, private banking, and trust and investment services to meet their personal needs.

        Our common stock is traded on the Nasdaq Global Select Market under the symbol "PVTB." Our principal executive offices are located at 120 South LaSalle Street, Chicago, Illinois 60603. Our telephone number is (312) 564-2000. Our internet address is www.theprivatebank.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

Recent Developments

Future Debt Offering and Anticipated Repurchase of Our Series B Preferred Stock

        We expect in the near future to conduct a separate public offering of subordinated debt securities in an anticipated aggregate principal amount of approximately $125 million. We anticipate applying the net proceeds received from this offering and the anticipated sale of our subordinated debt securities toward the proposed redemption of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B that we issued to the U.S. Treasury in connection with our participation in the Capital Purchase Program of the U.S. Treasury's Troubled Asset Relief Program ("Series B Preferred Stock"), as described under "Use of Proceeds." The consummation of the offering of common stock described in this prospectus supplement is not conditioned upon the consummation of the anticipated subordinated debt offering, and vice versa. We provide no assurances as to the timing or size of the anticipated subordinated debt offering, that the anticipated subordinated debt offering will be completed or that we will be able to redeem the Series B Preferred Stock in a timely manner following the consummation of this offering and the anticipated subordinated debt offering, or at all. This prospectus supplement is not an offer to sell any of our subordinated debt securities, which offering will be made only through a separate prospectus supplement.

        In the fiscal period in which we redeem the Series B Preferred Stock, we will accelerate the accretion of the issuance discount on the Series B Preferred Stock and record a corresponding reduction in retained earnings, which will impact our earnings per share (i.e., will result in a reduction in net income available to holders of our common stock in an amount equal to the issuance discount accelerated). The issuance discount is due to the carrying value of the Series B Preferred Stock being less than its liquidation value, as the carrying value of the Series B Preferred Stock is based on its fair value at issuance. As of September 30, 2012, the amount of the issuance discount on the Series B Preferred Stock was approximately $2.23 million.

Third Quarter 2012 Earnings Results

        On October 10, 2012, we reported net income available to common shareholders of $19.6 million, or $0.27 per diluted share, for the third quarter 2012, compared to $10.0 million, or $0.14 per diluted share, for the third quarter 2011, and $14.1 million, or $0.19 per diluted share, for the second quarter 2012. For the nine months ended September 30, 2012, the Company had net income available to common shareholders of $44.5 million, or $0.61 per diluted share, compared to $23.1 million, or $0.32 per diluted share, for the nine months ended September 30, 2011.

        Additional information regarding our third quarter and nine-month 2012 unaudited results can be found under the section captioned "Recent Developments" in this prospectus supplement.

 THE OFFERING

Issuer	PrivateBancorp, Inc., a Delaware corporation
Common Stock Offered	shares
Common Stock Outstanding After This Offering	shares
Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

We have advised our banking regulators and the U.S. Department of the Treasury ("U.S. Treasury") that we intend to redeem in full the Series B Preferred Stock that we issued to the U.S. Treasury in connection with our participation in the Capital Purchase Program ("CPP") of the U.S. Treasury's Troubled Asset Relief Program. We intend to use the net proceeds from this offering and the net proceeds of the anticipated subordinated debt offering described under "Summary Information—Recent Developments," as well as existing cash resources, to fund the redemption of the Series B Preferred Stock. The aggregate redemption price will be the approximately $243.8 million liquidation amount currently outstanding, plus accrued and unpaid dividends to, but excluding, the redemption date.

The redemption of our Series B Preferred Stock is contingent upon the consummation of this offering and the anticipated subordinated debt offering, as well as the receipt of approval from the Federal Reserve. The consummation of this offering, however, is not conditioned upon the consummation of the anticipated subordinated debt offering, the receipt of Federal Reserve approval, or the redemption of our Series B Preferred Stock.

We provide no assurances as to the timing or size of the anticipated subordinated debt offering, that the anticipated subordinated debt offering will be completed or that we will be able to redeem the Series B Preferred Stock in a timely manner following the consummation of this offering and the anticipated subordinated debt offering, or at all. If we are not permitted to redeem the Series B Preferred Stock, we will use the net proceeds from this offering for working capital and other general corporate purposes.

If we complete the redemption of our Series B Preferred Stock, we intend to seek to repurchase the common stock warrant (the "Warrant") that we issued to the U.S. Treasury as part of our participation in the CPP at a price that would need to be negotiated with the U.S. Treasury. We may determine not to repurchase the Warrant, however, or we may be unable to do so, and the U.S. Treasury could instead exercise the Warrant in the event the market price of our common stock exceeds the exercise price of the Warrant or sell the Warrant to third parties who could exercise the Warrant or portions thereof in the future.
Nasdaq Global Select Market Symbol	"PVTB"
Risk Factors
You should carefully consider all information set forth and incorporated by reference in this prospectus supplement and the accompanying base prospectus and, in particular, should carefully read the section entitled "Risk Factors" beginning on page S-5 in this prospectus supplement, including the documents incorporated by reference herein or therein, before purchasing any shares of our common stock.

        The above information regarding shares of common stock outstanding after the offering is based on the number of shares of common stock outstanding as of September 30, 2012. The number of shares outstanding excludes outstanding shares of nonvoting common stock and shares of common stock available or reserved for issuance pursuant to the exercise or settlement of equity-based awards under our incentive plans, upon conversion of nonvoting common stock or upon exercise of the Warrant. As of September 30, 2012, there were (i) 3,914,594 shares of our common stock reserved for issuance upon the exercise of outstanding options with a weighted average exercise price of $24.38; (ii) 138,695 shares of our common stock reserved for issuance upon settlement of outstanding restricted stock units; (iii) 3,479,517 shares of our common stock available for future issuance under our incentive compensation plans; (iv) 124,319 shares of our common stock reserved for issuance upon settlement of deferred stock units issued under our deferred compensation plan; (v) 3,535,916 shares of our common stock reserved for issuance upon conversion of outstanding shares of our nonvoting common stock, all of which is held by certain affiliates of GTCR Golder Rauner II, L.L.C. ("GTCR") and may be converted at the option of GTCR or any subsequent holder into shares of common stock on a one-for-one basis; and (vi) 645,013 shares of our common stock reserved for issuance upon exercise of the Warrant held by the U.S. Treasury at an exercise price of $28.35 per share.

RISK FACTORS

        An investment in our common stock is subject to various risks that may adversely affect the value of our common stock. Before making an investment decision, you should carefully consider the risks described below together with the risks described in our Annual Report on Form 10-K for the year ended December 31, 2011, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, in particular under the caption "Risk Factors" in each report, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us or that we currently deem insignificant or remote also may adversely affect our business, financial condition and results of operations, perhaps materially.

Risks Relating to Our Common Stock and this Offering

         The market price of shares of our common stock will fluctuate.

        The market price of our common stock may fluctuate significantly due to, among other things, changes in market sentiment regarding our operations or business prospects, the banking industry generally or the macroeconomic outlook. Factors that could impact our trading price include:

  •
  our operating results, including how those results vary from the expectations of management, securities analysts and investors;

  •
  developments in our business or operations or in the financial sector generally;

  •
  proposed or adopted regulatory changes or legislative actions or inaction involving or affecting the banking industry generally or our business and operations specifically;

  •
  the operating and stock price performance of companies that investors consider to be comparable to us;

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  announcements of strategic developments, acquisitions and other material events by us or our competitors;

  •
  expectations of or actual equity dilution, including the actual or expected dilution to various financial measures, including earnings per share, that may be caused by this offering;

  •
  changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities; and

  •
  changes in global financial markets, global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

        Equity markets in general and our common stock in particular have experienced considerable volatility over the past few years. The market price of our common stock may continue to be subject to volatility unrelated to our operating performance or business prospects. Increased volatility could result in a decline in the market price of our common stock.

         You may not receive dividends on our common stock.

        Holders of our common stock are entitled to receive dividends that our board of directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. Our ability to pay dividends also is restricted by regulatory considerations and, in certain circumstances, the terms of our outstanding junior subordinated debt securities. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock then outstanding, which at present consists of our Series B Preferred Stock. Although we have historically declared cash dividends on our common stock, we are not required to do so and the payment of any future dividends on our common stock will depend on our earnings and financial condition, legal and regulatory limitations and tax considerations. There can be no assurance that we will continue to pay dividends on our common stock at the current levels or at all. Currently, our quarterly dividend is $0.01 per share and we would be required to obtain approval from the Federal Reserve before we would be able to raise dividends on our common stock. See "Dividend Policy" and "Regulatory Considerations" in this prospectus supplement for a discussion of regulatory and other restrictions on dividend declarations.

         We are a holding company and may need to rely primarily on the receipt of dividends and other distributions from the Bank.

        PrivateBancorp is a bank holding company that conducts substantially all of its operations through the Bank. We currently are, and for the foreseeable future will be, highly dependent upon the cash position of PrivateBancorp at the holding-company level to meet holding-company liquidity needs and to pay future dividends on our common and preferred stock and interest on outstanding debt obligations, including interest payment obligations with respect to the subordinated debt to be issued in our anticipated subordinated debt offering. At September 30, 2012, we had cash and liquid investments totaling $138.9 million at the holding-company level. In the future, we may need to depend on the Bank for our holding-company liquidity needs. Our ability to receive dividends from the Bank as a source of funds, however, is contingent on a number of factors including the Bank's ability to meet applicable regulatory capital requirements, the strength of the Bank's balance sheet, the Bank's profitability and earnings and the Bank's ability to satisfy its obligations and support any projected growth, and is subject to various state banking regulations that limit the amount of dividends that may be paid. See "Dividend Policy" and "Regulatory Considerations" in this prospectus supplement.

        No dividends were paid by the Bank to PrivateBancorp during 2009, 2010 or 2011. As of September 30, 2012, the Bank had the capacity under applicable banking regulations to pay aggregate dividends of $235.2 million to PrivateBancorp. This amount is not necessarily indicative of amounts that may be paid or available to be paid by the Bank to PrivateBancorp in future periods.

         We may need to raise additional debt or equity capital in the future, which could adversely affect the market price of our common stock or result in dilution of existing stockholders' equity ownership.

        In addition to our anticipated offering of subordinated debt securities as described under "Summary Information—Recent Developments," we may need to raise additional debt or equity capital in the future to meet new capital requirements, to support the capital needs and operations of the Bank or for other business needs or if we decide to refinance our outstanding trust preferred securities in connection with our capital management plans. Any additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

        Other than as described under "Underwriting", we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. The future issuance of additional shares of common stock or convertible securities would dilute the ownership interest of existing holders of our common stock, and holders of common stock, other than GTCR, are not entitled to preemptive rights or other protections against dilution. In addition, we have in the past and may in the future issue convertible securities and/or other securities to third parties, and we have in the past and will in the future issue equity awards pursuant to our compensation and employee benefits plans, that may have a dilutive effect on our common stock. The market price of our common stock could decline as a result of any such offering or issuance, other capital raising strategies or other sales of a large block of our common stock or similar securities in the market, or the perception that such sales could occur.

        In addition, from time to time our board of directors may, without stockholder approval, authorize the issuance of debt or preferred stock, and may set the terms of any preferred stock that may be issued, including voting rights and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue debt or if we issue preferred stock having a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or with voting rights or conversion rights that dilute or have the potential to dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

        Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, our financial performance and business prospects and expectations about our future financial performance and prospects. We cannot assure you that capital will be available to us on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt or equity purchasers, depositors of the Bank or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital on acceptable terms. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition or results of operations. See "Regulatory Considerations" in this prospectus supplement.

         Anti-takeover laws and certain agreements and provisions in our certificate of incorporation may adversely affect share value.

        Certain provisions of state and federal law and our certificate of incorporation may make it more difficult for someone to acquire control of us without our board of directors' approval. Under federal law, subject to certain exemptions, a person, entity or group must notify the federal banking agencies before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company or state member bank, including shares of our common stock, creates a rebuttable presumption that the acquiror "controls" the bank holding company or state member bank. Also, prior regulatory approval is required to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, like our subsidiary bank, The PrivateBank. There also are provisions in our certificate of incorporation intended to allow our board of directors to protect the interests of stockholders that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our certificate of incorporation could make us less attractive to a potential acquiror.

         There can be no assurance as to when or if the Series B Preferred Stock can be redeemed.

        While we intend to use the net proceeds received from this offering, together with net proceeds from the anticipated subordinated debt offering described under "Summary Information—Recent Developments" and existing cash resources, to fund the redemption of the Series B Preferred Stock, our redemption of the Series B Preferred Stock remains subject to approval by the Federal Reserve. Until the Series B Preferred Stock is redeemed, we will continue to be subject to the terms and conditions set forth in our agreements with the U.S. Treasury and the Series B Preferred Stock certificate of designations. In addition, to the extent the subordinated debt offering is not consummated, or we receive less net proceeds from this offering and the subordinated debt offering than anticipated, we may not be able to fully redeem the Series B Preferred Stock.

         If we are not permitted to redeem the Series B Preferred Stock, we will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

        If we are not permitted to redeem the Series B Preferred Stock, we will retain broad discretion to allocate the net proceeds of this offering for working capital and general corporate purposes, which may include, without limitation, providing capital to the Bank to meet new capital requirements or to support our growth, purchasing investment securities, payment of dividends, reducing or refinancing existing debt or trust preferred securities in connection with our capital management plans or possible acquisition of banks, bank branches or other businesses to futher our strategic plans. We have not designated the amount of net proceeds we may use for any of these particular purposes, and our use of the proceeds may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted.

RECENT DEVELOPMENTS

        The following is a summary of certain unaudited financial information for the Company as of and for the third quarter and nine-months ended September 30, 2012.

        On October 10, 2012, we reported net income available to common shareholders of $19.6 million, or $0.27 per diluted share, for the third quarter 2012, compared to $10.0 million, or $0.14 per diluted share, for the third quarter 2011, and $14.1 million, or $0.19 per diluted share, for the second quarter 2012. For the nine months ended September 30, 2012, the Company had net income available to common shareholders of $44.5 million, or $0.61 per diluted share, compared to $23.1 million, or $0.32 per diluted share, for the nine months ended September 30, 2011.

Operating Performance

        Net revenue was $134.0 million in the third quarter 2012, an increase of 4 percent compared to $129.4 million in the third quarter 2011, and up slightly as compared to $132.3 million in the second quarter 2012. Operating profit was $52.2 million in the third quarter 2012, compared to $54.4 million in the same period prior year and $48.4 million in the prior quarter. The third quarter 2011 results included $4.4 million of net securities gains compared to a net loss of $211,000 for third quarter 2012. As compared to the second quarter of 2012, operating profit increased 8 percent, largely as a result of lower net foreclosed property expenses and an increase in fee income.

        Net interest income was $105.4 million for the third quarter 2012, an increase of 4 percent from $101.1 million for the third quarter 2011, and flat as compared to second quarter 2012. Average loan balances increased $840.6 million as compared to the same period prior year, and $136.5 million as compared to the prior quarter. Incremental interest income generated from higher loan balances during the quarter was offset by the decline in yields on the loan and investment portfolios. Competitive pricing pressures, change in mix and the low interest rate environment have led to lower yields on the loan and investment portfolios, while the Company's cost of funds has remained relatively flat. Yield trends are likely to continue to pressure net interest margin given the current operating environment.

        Net interest margin was 3.35 percent for the third quarter 2012, down from 3.49 percent in the third quarter 2011 and 3.46 percent in the second quarter 2012. Higher federal funds sold balances during the third quarter 2012, primarily due to increased client deposit flows, reduced net interest margin by 5 basis points as these balances generated only minimal interest income. Lower securities investment yields and lower loan yields reduced net interest margin by 6 basis points from the previous quarter.

        Non-interest income was $27.8 million in the third quarter 2012, flat compared to the third quarter 2011, and an increase of 6 percent compared to the second quarter 2012. The third quarter 2011 non-interest income included $4.4 million of net securities gains compared to a net loss of $211,000 for third quarter 2012. Growth in mortgage banking, syndication and treasury management fees in the third quarter 2012 contributed to increased non-interest income. Syndication fees, a component of loan and credit related fees, totaled $2.7 million in the third quarter 2012, compared to $908,000 for the third quarter 2011, and $2.0 million for second quarter 2012. Like capital markets revenue, syndication fees tend to fluctuate from quarter to quarter depending on client needs, market conditions and loan origination trends. Capital markets revenue was $5.8 million in the third quarter 2012, compared to $5.5 million in the same period prior year and $6.0 million in the second quarter 2012. Third quarter 2012 capital markets revenue included a $5,000 positive credit valuation adjustment. The third quarter 2011 results included a negative credit valuation adjustment of $1.2 million and the second quarter 2012 results included a negative credit valuation adjustment of $830,000.

Expenses

        Non-interest expense was $81.7 million for the third quarter 2012, compared to $75.0 million for the third quarter 2011 and $83.9 million for the second quarter 2012. The increase in non-interest expense, as compared to the same period prior year, is primarily attributable to higher salaries and employee benefits expense, primarily due to higher costs associated with share-based compensation programs and performance-based incentives. For the third quarter 2012, the 3 percent decline in non-interest expense from the previous quarter is primarily due to lower net foreclosed property expense resulting from lower valuation adjustments, which totaled $6.2 million in the third quarter 2012 compared to $9.2 million in the second quarter 2012. The increase in salaries and employee benefits expense as compared to second quarter 2012 is largely a result of an increase in the Company's accrual for performance-based compensation.

        The effective tax rate for the quarter was 39.3 percent, down from 43.0 percent in the second quarter 2012 primarily due to increased tax benefits associated with stock-based compensation. For the first nine months of 2012, the effective tax rate was 40.8 percent. The Company estimates an effective tax rate for the full year 2012 ranging from 41 to 42 percent.

Credit Quality

        The Company's asset quality continued to improve during the third quarter 2012. Non-performing assets declined to $277.7 million at September 30, 2012, down 34 percent from $421.1 million at September 30, 2011, and down 13 percent from $319.2 million at June 30, 2012. Non-performing assets to total assets were 2.09 percent at September 30, 2012, compared to 3.50 percent a year ago and 2.47 percent at June 30, 2012. Non-performing loans were $179.9 million at the end of the third quarter 2012, a 41 percent decline from $304.7 million a year ago, and a 14 percent decline from $209.3 million at the end of the second quarter 2012. During the third quarter 2012, non-performing loan inflows were $38.9 million, including $15.5 million of restructured loans accruing interest, down considerably from $57.7 million in the prior quarter. Special mention and potential problem loans declined 56 percent from the third quarter 2011, and 20 percent from the second quarter 2012. The Company expects problem assets will continue to trend lower for the fourth quarter 2012.

        During the third quarter 2012, the Company disposed of $45 million of problem assets, with an incremental charge of less than 1 percent based on the carrying value net of specific reserves at the time of disposition.

        The reduction of the allowance for loan losses reflects the overall improvement in asset quality, the reduced requirement for specific reserves and lower charge-offs. At September 30, 2012, the allowance for loan losses was $166.9 million, or 1.73 percent of total loans, compared to $200.0 million, or 2.31 percent of total loans, at September 30, 2011, and $174.3 million, or 1.85 percent of total loans at June 30, 2012. As a percentage of non-performing loans, the allowance for loan losses was 93 percent at the end of the third quarter 2012, compared to 66 percent a year ago, and 83 percent at the end of the second quarter 2012.

        Charge-offs declined to $23.1 million for the third quarter 2012, from $42.0 million for the same period prior year and $33.9 million for the prior quarter. The third quarter 2012 provision for loan losses, excluding covered loan provision, was $13.2 million, down from $32.3 million for the same period prior year and $17.4 million for the prior quarter.

        Credit quality results exclude covered assets acquired through an FDIC-assisted transaction that are subject to a loss-sharing agreement.

Balance Sheet

        Total assets were $13.3 billion at September 30, 2012, up from $12.9 billion at June 30, 2012, and total loans were $9.6 billion at September 30, 2012, compared to $9.4 billion at June 30, 2012. The 2 percent growth in total loans this quarter was primarily from commercial and industrial loans. The Company funded $325.9 million in loans to new relationships during the third quarter 2012.

        Total deposits were $11.4 billion at September 30, 2012, up from $10.7 billion at June 30, 2012. Non interest-bearing deposits comprised 29 percent of total deposits at September 30, 2012, up 2 percentage points as compared to total deposits at June 30, 2012. The increase in deposits during the third quarter 2012 reflects a focused initiative to organically grow deposits. The deposit balances of the Company's commercial clients may fluctuate depending on their cash management and liquidity needs.

        The Company's investment securities portfolio was $2.4 billion at September 30, 2012, flat as compared to the end of the prior quarter. The securities portfolio is primarily comprised of U.S. government agency backed mortgage pools, agency collateralized mortgage obligations, and investment grade municipal bonds.

Capital

        As of September 30, 2012, the Company's total risk-based capital ratio was 13.90 percent, the Tier 1 risk-based capital ratio was 12.24 percent and the leverage ratio was 11.15 percent. Tier 1 common capital ratio was 8.12 percent and tangible common equity ratio was 7.70 percent at the end of the third quarter 2012.

Consolidated Income Statements
(Amounts in thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	unaudited	unaudited	unaudited	unaudited
Interest Income
Loans, including fees	$106,358	$102,174	$315,039	$310,212
Federal funds sold and other short-term investments	248	231	513	966
Securities:
Taxable	14,033	15,196	44,267	46,154
Exempt from Federal income taxes	1,389	1,293	4,025	4,166

Total interest income	122,028	118,894	363,844	361,498
Interest Expense
Interest-bearing demand deposits	958	625	2,393	1,854
Savings deposits and money market accounts	4,206	5,356	13,073	18,100
Brokered and time deposits	5,860	5,895	16,271	19,115
Short-term borrowings	101	466	366	1,859
Long-term debt	5,495	5,463	16,611	16,425

Total interest expense	16,620	17,805	48,714	57,353

Net interest income	105,408	101,089	315,130	304,145
Provision for loan and covered loan losses	13,509	32,615	58,248	101,286

Net interest income after provision for loan and covered loan losses	91,899	68,474	256,882	202,859

Non-interest Income
Trust and Investments	4,254	4,452	12,785	13,834
Mortgage banking	3,685	1,565	9,263	3,671
Capital markets products	5,832	5,510	19,214	13,870
Treasury management	5,490	4,590	15,904	13,368
Loan and credit-related fees	7,479	5,413	20,378	16,601
Deposit service charges and fees and other income	1,308	1,735	4,439	6,103
Net securities (losses) gains	(211)	4,370	(396)	5,407

Total non-interest income	27,837	27,635	81,587	72,854

Non-interest Expense
Salaries and employee benefits	44,820	38,841	129,695	116,034
Net occupancy expense	7,477	7,515	22,809	22,592
Technology and related costs	3,432	2,856	10,001	8,246
Marketing	2,645	2,218	7,863	6,661
Professional services	2,151	2,434	6,355	7,080
Outsourced servicing costs	1,802	1,918	5,605	5,924
Net foreclosed property expenses	8,596	7,129	28,725	20,920
Postage, telephone, and delivery	837	944	2,588	2,763
Insurance	3,352	5,393	11,896	17,825
Loan and collection expense	3,329	2,931	9,404	9,731
Other expenses	3,289	2,855	10,876	8,271

Total non-interest expense	81,730	75,034	245,817	226,047

Income before income taxes	38,006	21,075	92,652	49,666
Income tax provision	14,952	7,593	37,839	16,192

Net income	23,054	13,482	54,813	33,474
Net income attributable to noncontrolling interests	—	33	—	163

Net income attributable to controlling interests	23,054	13,449	54,813	33,311
Preferred stock dividends and discount accretion	3,447	3,426	10,325	10,260

Net income available to common stockholders	$19,607	$10,023	$44,488	$23,051

Per Common Share Data
Basic earnings per share	$0.27	$0.14	$0.62	$0.32
Diluted earnings per share	$0.27	$0.14	$0.61	$0.32
Cash dividends declared	$0.01	$0.01	$0.03	$0.03
Weighted-average common shares outstanding	71,010	70,479	70,915	70,418
Weighted-average diluted common shares outstanding	71,274	70,621	71,110	70,682

Note: Certain reclassifications have been made to prior period financial statements to place them on a basis comparable with the current period financial statements.

Quarterly Consolidated Income Statements
Unaudited
(Amounts in thousands except per share data)

	3Q12	2Q12	1Q12	4Q11	3Q11
Interest Income
Loans, including fees	$106,358	$105,142	$103,539	$102,897	$102,174
Federal funds sold and other short-term investments	248	133	132	215	231
Securities:
Taxable	14,033	14,854	15,380	15,263	15,196
Exempt from Federal income taxes	1,389	1,336	1,300	1,273	1,293

Total interest income	122,028	121,465	120,351	119,648	118,894
Interest Expense
Interest-bearing demand deposits	958	799	636	585	625
Savings deposits and money market accounts	4,206	4,265	4,602	4,857	5,356
Brokered and time deposits	5,860	5,394	5,017	5,561	5,895
Short-term borrowings	101	123	142	152	466
Long-term debt	5,495	5,538	5,578	5,511	5,463

Total interest expense	16,620	16,119	15,975	16,666	17,805

Net interest income	105,408	105,346	104,376	102,982	101,089
Provision for loan and covered loan losses	13,509	17,038	27,701	31,611	32,615

Net interest income after provision for loan and covered loan losses	91,899	88,308	76,675	71,371	68,474

Non-interest Income
Trust and Investments	4,254	4,312	4,219	3,992	4,452
Mortgage banking	3,685	2,915	2,663	3,032	1,565
Capital markets products	5,832	6,033	7,349	5,471	5,510
Treasury management	5,490	5,260	5,154	4,813	4,590
Loan and credit-related fees	7,479	6,372	6,527	5,606	5,413
Deposit service charges and fees and other income	1,308	1,644	1,487	2,115	1,735
Net securities (losses) gains	(211)	(290)	105	364	4,370

Total non-interest income	27,837	26,246	27,504	25,393	27,635

Non-interest Expense
Salaries and employee benefits	44,820	42,177	42,698	40,729	38,841
Net occupancy expense	7,477	7,653	7,679	7,394	7,515
Technology and related costs	3,432	3,273	3,296	3,142	2,856
Marketing	2,645	3,058	2,160	2,250	2,218
Professional services	2,151	2,247	1,957	2,126	2,434
Outsourced servicing costs	1,802	2,093	1,710	2,077	1,918
Net foreclosed property expenses	8,596	11,894	8,235	6,862	7,129
Postage, telephone, and delivery	837	882	869	953	944
Insurance	3,352	4,239	4,305	3,462	5,393
Loan and collection expense	3,329	2,918	3,157	3,840	2,931
Other expenses	3,289	3,424	4,163	3,395	2,855

Total non-interest expense	81,730	83,858	80,229	76,230	75,034

Income before income taxes	38,006	30,696	23,950	20,534	21,075
Income tax provision	14,952	13,192	9,695	9,468	7,593

Net income	23,054	17,504	14,255	11,066	13,482
Net income attributable to noncontrolling interests	—	—	—	7	33

Net income attributable to controlling interests	23,054	17,504	14,255	11,059	13,449
Preferred stock dividends and discount accretion	3,447	3,442	3,436	3,430	3,426

Net income available to common stockholders	$19,607	$14,062	$10,819	$7,629	$10,023

Per Common Share Data
Basic earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Diluted earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Cash dividends declared	$0.01	$0.01	$0.01	$0.01	$0.01
Weighted-average common shares outstanding	71,010	70,956	70,780	70,540	70,479
Weighted-average diluted common shares outstanding	71,274	71,147	70,932	70,713	70,621

Consolidated Balance Sheets
(Dollars in thousands)

	09/30/12	06/30/12	03/31/12	12/31/11	09/30/11
	unaudited	unaudited	unaudited	audited	unaudited
Assets
Cash and due from banks	$143,573	$141,563	$166,062	$156,131	$171,268
Fed funds sold and other short-term investments	470,984	315,378	193,571	205,610	248,559
Loans held for sale	49,209	35,342	29,185	32,049	24,126
Securities available-for-sale, at fair value	1,550,516	1,625,649	1,705,649	1,783,465	1,872,587
Securities held-to-maturity, at amortized cost	784,930	693,277	598,066	490,143	273,200
Non-marketable equity investments	48,977	47,702	43,882	43,604	43,894
Loans—excluding covered assets, net of unearned fees	9,625,421	9,436,235	9,222,253	9,008,561	8,674,955
Allowance for loan losses	(166,859)	(174,302)	(183,844)	(191,594)	(200,041)

Loans, net of allowance for loan losses and unearned fees	9,458,562	9,261,933	9,038,409	8,816,967	8,474,914

Covered assets	208,979	244,782	276,534	306,807	318,973
Allowance for covered loan losses	(21,500)	(21,733)	(26,323)	(25,939)	(16,689)

Covered assets, net of allowance for covered loan losses	187,479	223,049	250,211	280,868	302,284

Other real estate owned, excluding covered assets	97,833	109,836	123,498	125,729	116,364
Premises, furniture, and equipment, net	40,526	38,177	37,462	38,633	39,069
Accrued interest receivable	36,892	37,089	36,033	35,732	32,686
Investment in bank owned life insurance	52,134	51,751	51,356	50,966	50,565
Goodwill	94,534	94,546	94,559	94,571	94,584
Other intangible assets	13,500	14,152	14,683	15,353	15,715
Capital markets derivative assets	104,697	102,613	97,805	101,676	111,248
Other assets	144,208	150,119	142,733	145,373	148,798

Total assets	$13,278,554	$12,942,176	$12,623,164	$12,416,870	$12,019,861

Liabilities
Demand deposits:
Noninterest-bearing	$3,295,568	$2,920,182	$3,054,536	$3,244,307	$2,832,481
Interest-bearing	893,194	785,879	714,522	595,238	611,293
Savings deposits and money market accounts	4,381,595	4,146,022	4,347,832	4,378,220	4,392,697
Brokered deposits	1,290,796	1,484,435	961,481	815,951	902,002
Time deposits	1,498,287	1,398,012	1,344,341	1,359,138	1,370,190

Total deposits	11,359,440	10,734,530	10,422,712	10,392,854	10,108,663
Short-term borrowings	5,000	335,000	355,000	156,000	59,154
Long-term debt	374,793	374,793	379,793	379,793	379,793
Accrued interest payable	5,287	5,855	5,425	5,567	5,841
Capital markets derivative liabilities	108,094	105,773	100,109	104,140	113,968
Other liabilities	62,500	52,071	47,971	81,764	66,266

Total liabilities	11,915,114	11,608,022	11,311,010	11,120,118	10,733,685

Equity
Preferred stock—Series B	241,585	241,185	240,791	240,403	240,020
Common stock	71,884	71,843	71,611	71,483	71,220
Treasury stock	(22,736)	(22,639)	(21,749)	(21,454)	(20,680)
Additional paid-in capital	983,739	978,510	973,417	968,787	965,640
Retained earnings/(accumulated deficit)	33,150	14,268	932	(9,164)	(16,075)
Accumulated other comprehensive income, net of tax	55,818	50,987	47,152	46,697	46,051

Total stockholders' equity	1,363,440	1,334,154	1,312,154	1,296,752	1,286,176

Noncontrolling interests	—	—	—	—	—

Total equity	1,363,440	1,334,154	1,312,154	1,296,752	1,286,176

Total liabilities and equity	$13,278,554	$12,942,176	$12,623,164	$12,416,870	$12,019,861

Selected Financial Data
Unaudited
(Amounts in thousands except per share data)

3Q12	2Q12	1Q12	4Q11	3Q11
Selected Statement of Income Data:
Net interest income	$105,408	$105,346	$104,376	$102,982	$101,089
Net revenue(1)(2)	$133,974	$132,291	$132,560	$129,046	$129,404
Operating profit(1)(2)	$52,244	$48,433	$52,331	$52,816	$54,370
Provision for loan and covered loan losses	$13,509	$17,038	$27,701	$31,611	$32,615
Income before taxes	$38,006	$30,696	$23,950	$20,534	$21,075
Net income available to common stockholders	$19,607	$14,062	$10,819	$7,629	$10,023
Per Common Share Data:
Basic earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Diluted earnings per share	$0.27	$0.19	$0.15	$0.11	$0.14
Dividends declared	$0.01	$0.01	$0.01	$0.01	$0.01
Book value (period end)(1)	$15.49	$15.09	$14.79	$14.72	$14.57
Tangible book value (period end)(1)(2)	$14.00	$13.59	$13.29	$13.19	$13.04
Market value (close)	$15.99	$14.76	$15.17	$10.98	$7.52
Book value multiple	1.03	x	0.98	x	1.03	x	0.75	x	0.52	x
Share Data:
Weighted-average common shares outstanding	71,010	70,956	70,780	70,540	70,479
Weighted-average diluted common shares outstanding	71,274	71,147	70,932	70,713	70,621
Common shares issued (at period end)	73,291	73,273	73,205	72,514	72,491
Common shares outstanding (at period end)	72,436	72,424	72,415	71,745	71,789
Performance Ratios:
Return on average assets	0.70%	0.55%	0.46%	0.36%	0.44%
Return on average common equity	7.00%	5.18%	4.05%	2.86%	3.80%
Net interest margin(1)(2)	3.35%	3.46%	3.53%	3.48%	3.49%
Fee revenue as a percent of total revenue(1)	21.02%	20.12%	20.79%	19.55%	18.71%
Non-interest income to average assets	0.85%	0.83%	0.89%	0.82%	0.91%
Non-interest expense to average assets	2.49%	2.64%	2.59%	2.45%	2.46%
Net overhead ratio(1)	1.64%	1.81%	1.70%	1.64%	1.56%
Efficiency ratio(1)(2)	61.00%	63.39%	60.52%	59.07%	57.98%
Selected Information:
Assets under management and administration (AUMA)(1)	$5,007,235	$4,738,973	$4,879,947	$4,303,547	$4,161,614
Custody assets included in AUMA	$2,192,530	$2,073,777	$2,060,455	$1,599,528	$1,525,001
Credit valuation adjustment on capital markets derivatives(1)	$5	$(830)	$19	$244	$(1,207)
Balance Sheet Ratios:
Loans to deposits (period end)(3)	84.73%	87.91%	88.48%	86.68%	85.82%
Average interest-earning assets to average interest-bearing liabilities	147.76%	146.44%	149.68%	150.70%	145.30%
Capital Ratios (period end):
Total risk-based capital(1)(2)	13.90%	14.12%	14.20%	14.28%	14.82%
Tier 1 risk-based capital(1)(2)	12.24%	12.25%	12.31%	12.38%	12.89%
Leverage(1)(2)	11.15%	11.20%	11.35%	11.33%	11.48%
Tier 1 common capital(1)(2)	8.12%	8.05%	8.04%	8.04%	8.34%
Tangible common equity to tangible assets(1)(2)	7.70%	7.67%	7.69%	7.69%	7.86%
Total equity to total assets	10.27%	10.31%	10.39%	10.44%	10.70%

(1)
Refer to Glossary of Terms for definition.

(2)
This is a non-U.S. GAAP financial measure. Refer to Non-U.S. GAAP Financial Measures for a reconciliation from non-U.S. GAAP to U.S. GAAP.

(3)
Excludes covered assets. Refer to Glossary of Terms for definition.

Loan Composition (excluding covered assets(1))
(Dollars in thousands)

	09/30/12	% of Total	06/30/12	% of Total	03/31/12	% of Total	12/31/11	% of Total	09/30/11	% of Total
	unaudited		unaudited		unaudited		audited		unaudited
Commercial and industrial	$4,666,375	48%	$4,523,780	48%	$4,325,558	47%	$4,192,842	46%	$3,959,153	45%
Commercial—owner-occupied CRE	1,437,935	15%	1,384,831	15%	1,175,729	13%	1,130,932	13%	1,070,340	12%

Total commercial	6,104,310	63%	5,908,611	63%	5,501,287	60%	5,323,774	59%	5,029,493	57%

Commercial real estate	2,069,423	21%	2,124,492	23%	2,378,640	26%	2,233,851	25%	2,156,621	25%
Commercial real estate—multi-family	544,775	6%	499,250	5%	493,218	5%	452,595	5%	445,908	5%

Total commercial real estate	2,614,198	27%	2,623,742	28%	2,871,858	31%	2,686,446	30%	2,602,529	30%

Construction	162,724	2%	171,014	2%	127,837	1%	287,002	3%	315,858	4%
Residential real estate	360,094	4%	330,254	3%	308,880	3%	297,229	3%	307,705	4%
Home equity	170,068	2%	174,131	2%	175,972	2%	181,158	2%	186,914	2%
Personal	214,027	2%	228,483	2%	236,419	3%	232,952	3%	232,456	3%

Total loans	$9,625,421	100%	$9,436,235	100%	$9,222,253	100%	$9,008,561	100%	$8,674,955	100%

(1)
Refer to Glossary of Terms for definition.

 Loan Composition (excluding covered assets(1))
Unaudited
(Dollars in thousands)

Commercial Loans Composition by Industry Segment
(Classified pursuant to the North American Industrial Classification System standard industry descriptions and represents our client's primary business activity)

	09/30/12		06/30/12		12/31/11
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Manufacturing	$1,361,831	22%	$1,347,763	23%	$1,257,973	24%
Healthcare	1,346,520	22%	1,290,219	22%	1,218,205	23%
Wholesale trade	641,077	10%	588,666	10%	482,386	9%
Finance and insurance	489,261	8%	492,367	8%	454,830	8%
Real estate, rental and leasing	349,763	6%	333,393	6%	342,860	6%
Professional, scientific and technical services	408,461	7%	410,156	7%	350,677	7%
Administrative, support, waste management and remediation services	411,977	7%	351,447	6%	321,912	6%
Architectural, engineering and construction	262,524	4%	257,529	4%	195,875	4%
All other(2)	832,896	14%	837,071	14%	699,056	13%

Total commercial(3)	$6,104,310	100%	$5,908,611	100%	$5,323,774	100%

Commercial Real Estate and Construction Loans Portfolio by Collateral Type

	09/30/12				06/30/12				12/31/11
	Amount Outstanding	% of Total	Amount Non- performing	% Non- performing(4)	Amount Outstanding	% of Total	Amount Non- performing	% Non- performing(4)	Amount Outstanding	% of Total
Commercial Real Estate Portfolio
Land	$244,306	9%	$19,664	8%	$225,810	9%	$24,792	11%	$230,579	9%
Residential 1-4 family	58,410	2%	12,523	21%	90,554	3%	12,139	13%	105,919	4%
Multi-family	544,775	21%	8,619	2%	499,250	19%	8,752	2%	452,595	17%
Industrial/warehouse	317,593	12%	10,390	3%	310,203	12%	6,886	2%	350,282	13%
Office	564,724	22%	7,056	1%	568,435	22%	20,560	4%	585,183	22%
Retail	424,683	16%	24,467	6%	401,888	15%	37,730	9%	431,200	16%
Healthcare	164,974	6%	—	—	209,934	8%	—	—	144,529	5%
Mixed use/other	294,733	12%	5,338	2%	317,668	12%	8,585	3%	386,159	14%

Total commercial real estate	$2,614,198	100%	$88,057	3%	$2,623,742	100%	$119,444	5%	$2,686,446	100%

Construction Portfolio
Land	$54,534	34%	$—	—	$53,050	31%	$—	—	$23,422	8%
Residential 1-4 family	9,865	6%	—	—	14,785	9%	—	—	21,906	8%
Multi-family	13,362	8%	—	—	11,950	7%	—	—	64,892	23%
Industrial/warehouse	3,194	2%	—	—	4,870	3%	—	—	15,216	5%
Office	34,957	21%	402	1%	39,303	23%	401	1%	43,403	15%
Retail	19,737	12%	—	—	11,736	7%	—	—	61,469	21%
Mixed use/other	27,075	17%	155	1%	35,320	20%	154	*	56,694	20%

Total construction	$162,724	100%	$557	*	$171,014	100%	$555	*	$287,002	100%

(1)
Refer to Glossary of Terms for definition.

(2)
All other consists of numerous smaller balances across a variety of industries.

(3)
Includes loans secured by owner-occupied commercial real estate of $1.4 billion, $1.4 billion and $1.1 billion at September 30, 2012, June 30, 2012 and December 31, 2011, respectively.

(4)
Calculated as nonperforming loans in the respective collateral type divided by total loans of the corresponding collateral type presented above.

*
Less than 1%.

Asset Quality (excluding covered assets(1))
Unaudited
(Dollars in thousands)

	3Q12	2Q12	1Q12	4Q11	3Q11
Credit Quality Key Ratios
Net charge-offs (annualized) to average loans	0.87%	1.16%	1.57%	1.72%	1.76%
Nonperforming loans to total loans	1.87%	2.22%	2.53%	2.88%	3.51%
Nonperforming loans to total assets	1.35%	1.62%	1.85%	2.09%	2.54%
Nonperforming assets to total assets	2.09%	2.47%	2.83%	3.11%	3.50%
Allowance for loan losses to:
Total loans	1.73%	1.85%	1.99%	2.13%	2.31%
Nonperforming loans	93%	83%	79%	74%	66%
Nonperforming assets
Loans past due 90 days and accruing	$—	$—	$—	$—	$—
Nonaccrual loans	179,895	209,339	233,222	259,852	304,747
OREO	97,833	109,836	123,498	125,729	116,364

Total nonperforming assets	$277,728	$319,175	$356,720	$385,581	$421,111

Restructured loans accruing interest	$58,431	$97,690	$136,521	$100,909	$106,330
Special mention loans	$104,706	$108,052	$143,790	$204,965	$218,561
Potential problem loans	$112,929	$164,077	$184,029	$177,095	$277,125
Nonperforming Loans Rollforward
Beginning balance	$209,339	$233,222	$259,852	$304,747	$330,448
Additions:
New nonaccrual loans	38,948	57,717	69,581	67,512	68,298
Reductions:
Return to performing status	(236)	(1,953)	(14,291)	(2,072)	(1,608)
Paydowns and payoffs, net of advances	(11,094)	(9,961)	(4,806)	(8,950)	(13,166)
Net sales	(21,351)	(25,954)	(27,479)	(27,178)	(20,432)
Transfer to OREO	(3,250)	(9,968)	(13,513)	(33,695)	(24,373)
Transfer to loans held for sale	(9,200)	—	—	—	—
Charge-offs	(23,261)	(33,764)	(36,122)	(40,512)	(34,420)

Total reductions	(68,392)	(81,600)	(96,211)	(112,407)	(93,999)

Balance at end of period	$179,895	$209,339	$233,222	$259,852	$304,747

OREO Rollforward
Beginning balance	$109,836	$123,498	$125,729	$116,364	$123,997
New foreclosed properties	3,250	9,968	13,513	33,695	24,373
Valuation adjustments	(6,245)	(9,207)	(4,522)	(3,999)	(1,175)
Disposals:
Sales proceeds	(8,041)	(13,517)	(9,078)	(18,085)	(25,921)
Net loss on sale	(967)	(906)	(2,144)	(2,246)	(4,910)

Balance at end of period	$97,833	$109,836	$123,498	$125,729	$116,364

Restructured Loans Accruing Interest Rollforward
Beginning balance	$97,690	$136,521	$100,909	$106,330	$124,614
Additions:
New restructured loans accruing interest	2,001	1,864	47,673	8,803	8,592
Restructured loans returned to accruing status	—	157	—	1,099	1,029
Reductions:
Paydowns and payoffs, net of advances	(3,935)	(14,593)	(4,661)	(3,334)	(20,545)
Transferred to nonperforming loans	(15,464)	(25,688)	(6,665)	(5,735)	(4,716)
Net sales	—	(170)	—	—	(2,260)
Removal of restructured loan status	(21,861)	(401)	(735)	(6,254)	(340)
Charge-offs, net	—	—	—	—	(44)

Balance at end of period	$58,431	$97,690	$136,521	$100,909	$106,330

(1)
Refer to Glossary of Terms for definition.

 Asset Quality (excluding covered assets(1))
Unaudited
(Dollars in thousands)

Credit Quality Indicators(1)

	Special Mention Loans	% of Portfolio Loan Type	Potential Problem Loans	% of Portfolio Loan Type	Non- Performing Loans	% of Portfolio Loan Type	Total Loans
As of September 30, 2012
Transformational(1)
Commercial	$38,369	0.7%	$37,792	0.7%	$52,845	0.9%	$5,669,595
Commercial real estate	33,333	1.9%	1,250	0.1%	40,072	2.3%	1,768,955
Construction	—	—	—	—	—	—	159,696
Residential real estate	—	—	4,323	2.0%	1,439	0.7%	220,066
Home equity	—	—	1,528	2.2%	794	1.1%	69,700
Personal	—	—	49	*	600	0.4%	162,658

Total transformational	$71,702	0.9%	$44,942	0.6%	$95,750	1.2%	$8,050,670
Legacy(1)
Commercial	$17,078	3.9%	$4,950	1.1%	$8,337	1.9%	$434,715
Commercial real estate	13,241	1.6%	45,901	5.4%	47,985	5.7%	845,243
Construction	—	—	—	—	557	18.4%	3,028
Residential real estate	2,371	1.7%	13,018	9.3%	11,063	7.9%	140,028
Home equity	312	0.3%	3,836	3.8%	11,614	11.6%	100,368
Personal	2	*	282	0.5%	4,589	8.9%	51,369

Total legacy	33,004	2.1%	67,987	4.3%	84,145	5.3%	1,574,751

Total	$104,706	1.1%	$112,929	1.2%	$179,895	1.9%	$9,625,421

As of June 30, 2012
Transformational(1)
Commercial	$50,348	0.9%	$54,982	1.0%	$45,464	0.8%	$5,413,098
Commercial real estate	16,724	1.0%	21,921	1.3%	68,843	4.0%	1,721,408
Construction	5,844	3.5%	—	—	—	—	164,639
Residential real estate	351	0.2%	4,653	3.1%	1,250	0.8%	149,150
Home equity	—	—	1,656	2.6%	423	0.7%	64,266
Personal	—	—	51	*	1,010	0.6%	158,378

Total transformational	$73,267	1.0%	$83,263	1.1%	$116,990	1.5%	$7,670,939
Legacy(1)
Commercial	$5,630	1.1%	$7,940	1.6%	$14,377	2.9%	$495,513
Commercial real estate	26,254	2.9%	52,943	5.9%	50,601	5.6%	902,334
Construction	—	—	—	—	555	8.7%	6,375
Residential real estate	2,378	1.3%	14,959	8.3%	9,778	5.4%	181,104
Home equity	516	0.5%	4,200	3.8%	11,640	10.6%	109,865
Personal	7	*	772	1.1%	5,398	7.7%	70,105

Total legacy	34,785	2.0%	80,814	4.6%	92,349	5.2%	1,765,296

Total	$108,052	1.1%	$164,077	1.7%	$209,339	2.2%	$9,436,235

(1)
Refer to Glossary of Terms for definition.

*
Less than 0.1%.

Loan Portfolio Aging (excluding covered assets(1))
Unaudited
(Dollars in thousands)

As of September 30, 2012	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Accruing	Nonaccrual	Total Loans
Loan balances:
Commercial	$6,035,858	$6,141	$1,129	$—	$61,182	$6,104,310
Commercial real estate	2,517,321	5,232	3,588	—	88,057	2,614,198
Construction	162,167	—	—	—	557	162,724
Residential real estate	346,697	240	655	—	12,502	360,094
Personal and home equity	362,857	2,072	1,569	—	17,597	384,095

Total loans	$9,424,900	$13,685	$6,941	$—	$179,895	$9,625,421

Aging as a percent of loan balance:
Commercial	98.88%	0.10%	0.02%	—	1.00%	100.00%
Commercial real estate	96.29%	0.20%	0.14%	—	3.37%	100.00%
Construction	99.66%	—	—	—	0.34%	100.00%
Residential real estate	96.28%	0.07%	0.18%	—	3.47%	100.00%
Personal and home equity	94.47%	0.54%	0.41%	—	4.58%	100.00%

Total loans	97.92%	0.14%	0.07%	—	1.87%	100.00%

	3Q12	2Q12	1Q12	4Q11	3Q11
Nonaccrual loans:
Commercial	$61,182	$59,841	$40,186	$65,958	$61,399
Commercial real estate	88,057	119,444	159,255	133,257	168,078
Construction	557	555	2,781	21,879	29,997
Residential real estate	12,502	11,028	12,069	14,589	18,007
Personal and home equity	17,597	18,471	18,931	24,169	27,266

Total	$179,895	$209,339	$233,222	$259,852	$304,747

Nonaccrual loans as a percent of total loan type:
Commercial	1.00%	1.01%	0.73%	1.24%	1.22%
Commercial real estate	3.37%	4.55%	5.55%	4.96%	6.46%
Construction	0.34%	0.32%	2.18%	7.62%	9.50%
Residential real estate	3.47%	3.34%	3.91%	4.91%	5.85%
Personal and home equity	4.58%	4.59%	4.59%	5.84%	6.50%

Total	1.87%	2.22%	2.53%	2.88%	3.51%

Loan Portfolio Aging (excluding covered assets(1)) (Cont.)
Unaudited
(Dollars in thousands)

	3Q12	2Q12	1Q12	4Q11	3Q11
Loans past due 60-89 days and still accruing:
Commercial	$1,129	$5,064	$3,963	$923	$101
Commercial real estate	3,588	2,543	2,081	9,777	8,801
Construction	—	—	68	2,381	—
Residential real estate	655	21	1,135	645	2,864
Personal and home equity	1,569	1,017	253	809	1,016

Total	$6,941	$8,645	$7,500	$14,535	$12,782

Loans past due 60-89 days and still accruing as a percent of total loan type:
Commercial	0.02%	0.09%	0.07%	0.02%	*
Commercial real estate	0.14%	0.10%	0.07%	0.36%	0.34%
Construction	—	—	0.05%	0.83%	—
Residential real estate	0.18%	0.01%	0.37%	0.22%	0.93%
Personal and home equity	0.41%	0.25%	0.06%	0.20%	0.24%

Total	0.07%	0.09%	0.08%	0.16%	0.15%
Loans past due 30-59 days and still accruing:
Commercial	$6,141	$901	$3,216	$6,018	$3,529
Commercial real estate	5,232	1,314	6,590	3,523	5,884
Construction	—	—	—	—	342
Residential real estate	240	341	4,960	3,800	7
Personal and home equity	2,072	1,983	1,754	446	776

Total	$13,685	$4,539	$16,520	$13,787	$10,538

Loans past due 30-59 days and still accruing as a percent of total loan type:
Commercial	0.10%	0.01%	0.06%	0.11%	0.07%
Commercial real estate	0.20%	0.05%	0.23%	0.13%	0.23%
Construction	—	—	—	—	0.11%
Residential real estate	0.07%	0.10%	1.61%	1.28%	*
Personal and home equity	0.54%	0.49%	0.43%	0.11%	0.19%

Total	0.14%	0.05%	0.18%	0.15%	0.12%

(1)
Refer to Glossary of Terms for definition.

*
Less than 0.01%.

Asset Quality (excluding covered assets(1))
Unaudited
(Dollars in thousands)

Nonaccrual Loans Stratification

	$10.0 Million or More	$5.0 to $9.9 Million	$3.0 to $4.9 Million	$1.5 to $2.9 Million	Under $1.5 Million	Total
As of September 30, 2012
Amount:
Commercial	$45,603	$—	$7,535	$3,107	$4,937	$61,182
Commercial real estate	31,426	12,528	7,371	19,549	17,183	88,057
Construction	—	—	—	—	557	557
Residential real estate	—	—	4,789	—	7,713	12,502
Personal and home equity	—	—	3,848	—	13,749	17,597

Total	$77,029	$12,528	$23,543	$22,656	$44,139	$179,895

Number of borrowers:
Commercial	3	—	2	2	29	36
Commercial real estate	2	2	2	9	35	50
Construction	—	—	—	—	2	2
Residential real estate	—	—	1	—	28	29
Personal and home equity	—	—	1	—	46	47

Total	5	2	6	11	140	164

As of June 30, 2012
Amount:
Commercial	$31,535	$—	$11,407	$8,792	$8,107	$59,841
Commercial real estate	63,709	6,409	6,984	12,220	30,122	119,444
Construction	—	—	—	—	555	555
Residential real estate	—	—	4,789	—	6,239	11,028
Personal and home equity	—	—	3,848	—	14,623	18,471

Total	$95,244	$6,409	$27,028	$21,012	$59,646	$209,339

Number of borrowers:
Commercial	2	—	3	4	30	39
Commercial real estate	4	1	2	5	48	60
Construction	—	—	—	—	2	2
Residential real estate	—	—	1	—	21	22
Personal and home equity	—	—	1	—	43	44

Total	6	1	7	9	144	167

Asset Quality (excluding covered assets(1)) (Cont.)
Unaudited
(Dollars in thousands)

Restructured Loans Accruing Interest Stratification

	$10.0 Million or More	$5.0 to $9.9 Million	$3.0 to $4.9 Million	$1.5 to $2.9 Million	Under $1.5 Million	Total
As of September 30, 2012
Amount:
Commercial	$24,992	$14,700	$—	$—	$4,629	$44,321
Commercial real estate	—	5,136	—	4,169	2,641	11,946
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	670	670
Personal and home equity	—	—	—	—	1,494	1,494

Total	$24,992	$19,836	$—	$4,169	$9,434	$58,431

Number of borrowers:
Commercial	2	2	—	—	5	9
Commercial real estate	—	1	—	2	6	9
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	2	2
Personal and home equity	—	—	—	—	1	1

Total	2	3	—	2	14	21

As of June 30, 2012
Amount:
Commercial	$60,733	$14,190	$—	$2,799	$4,496	$82,218
Commercial real estate	—	5,157	—	4,211	3,609	12,977
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	874	874
Personal and home equity	—	—	—	—	1,621	1,621

Total	$60,733	$19,347	$—	$7,010	$10,600	$97,690

Number of borrowers:
Commercial	4	2	—	1	10	17
Commercial real estate	—	1	—	2	8	11
Construction	—	—	—	—	—	—
Residential real estate	—	—	—	—	3	3
Personal and home equity	—	—	—	—	2	2

Total	4	3	—	3	23	33

(1)
Refer to Glossary of Terms for definition.

Foreclosed Real Estate (OREO), excluding covered assets(1)
Unaudited
(Dollars in thousands)

OREO Properties by Type

	September 30, 2012			June 30, 2012			December 31, 2011
	Number of Properties	Amount	% of Total	Number of Properties	Amount	% of Total	Number of Properties	Amount	% of Total
Single-family homes	54	$13,567	14%	58	$17,734	16%	71	$26,866	21%
Land parcels	244	40,443	41%	273	43,367	39%	262	51,465	41%
Multi-family	10	2,028	2%	8	2,026	2%	14	3,327	3%
Office/industrial	42	33,044	34%	45	34,912	32%	44	37,019	29%
Retail	8	8,751	9%	23	11,797	11%	9	7,052	6%

Total	358	$97,833	100%	407	$109,836	100%	400	$125,729	100%

OREO Property Type by Location

	Illinois	Georgia	Michigan	South Eastern(2)	Mid Western(3)	Other	Total
September 30, 2012
Single-family homes	$13,180	$—	$—	$—	$146	$241	$13,567
Land parcels	22,997	2,830	1,757	7,820	5,039	—	40,443
Multi-family	1,835	—	—	—	193	—	2,028
Office/industrial	19,755	598	839	2,852	7,321	1,679	33,044
Retail	7,274	1,477	—	—	—	—	8,751

Total	$65,041	$4,905	$2,596	$10,672	$12,699	$1,920	$97,833

% of Total	66%	5%	3%	11%	13%	2%	100%
June 30, 2012
Single-family homes	$16,431	$—	$—	$—	$1,062	$241	$17,734
Land parcels	24,104	2,996	1,956	8,133	6,178	—	43,367
Multi-family	1,918	—	—	—	108	—	2,026
Office/industrial	18,720	1,058	1,181	3,762	8,140	2,051	34,912
Retail	8,946	2,851	—	—	—	—	11,797

Total	$70,119	$6,905	$3,137	$11,895	$15,488	$2,292	$109,836

% of Total	64%	6%	3%	11%	14%	2%	100%
December 31, 2011
Single family homes	$23,277	$385	$1,718	$—	$608	$878	$26,866
Land parcels	29,370	2,898	3,171	9,568	6,458	—	51,465
Multi-family	3,327	—	—	—	—	—	3,327
Office/industrial	18,430	1,656	548	3,762	9,228	3,395	37,019
Retail	4,501	1,615	936	—	—	—	7,052

Total	$78,905	$6,554	$6,373	$13,330	$16,294	$4,273	$125,729

% of Total	63%	5%	5%	11%	13%	3%	100%

(1)
Refer to Glossary of Terms for definition.

(2)
Represents the southeastern states of Arkansas and Florida.

(3)
Represents the Midwestern states of Kansas, Missouri, Wisconsin, Indiana and Ohio.

Allowance for Loan Losses (excluding covered assets(1))
Unaudited
(Dollars in thousands)

	3Q12	2Q12	1Q12	4Q11	3Q11
Change in allowance for loan losses:
Balance at beginning of period	$174,302	$183,844	$191,594	$200,041	$206,286
Loans charged-off:
Commercial	(4,062)	(7,769)	(9,549)	(12,991)	(5,039)
Commercial real estate	(16,790)	(17,924)	(25,280)	(24,083)	(29,920)
Construction	64	(828)	(1,245)	(1,526)	(1,419)
Residential real estate	(299)	(1,006)	(1,084)	(1,203)	(234)
Home equity	(1,001)	(4)	(483)	(1,340)	(3,291)
Personal	(1,006)	(6,341)	(2,085)	(290)	(2,083)

Total charge-offs	(23,094)	(33,872)	(39,726)	(41,433)	(41,986)

Recoveries on loans previously charged-off:
Commercial	919	634	1,679	830	2,278
Commercial real estate	544	4,150	1,882	1,410	969
Construction	594	1,664	41	109	29
Residential real estate	7	2	11	10	9
Home equity	117	314	26	300	12
Personal	229	163	702	544	103

Total recoveries	2,410	6,927	4,341	3,203	3,400

Net charge-offs	(20,684)	(26,945)	(35,385)	(38,230)	(38,586)
Provisions charged to operating expense	13,241	17,403	27,635	29,783	32,341

Balance at end of period	$166,859	$174,302	$183,844	$191,594	$200,041

Allocation of allowance for loan losses:
General allocated reserve:
Commercial	$49,115	$47,210	$45,850	$46,500	$45,000
Commercial real estate	54,500	53,700	57,750	56,000	60,000
Construction	2,200	2,635	1,900	7,650	10,450
Residential real estate	5,100	5,200	5,400	5,400	5,800
Home equity	3,980	4,200	4,700	2,750	3,500
Personal	2,800	3,260	3,295	3,350	3,100

Total allocated	117,695	116,205	118,895	121,650	127,850
Specific reserve	49,164	58,097	64,949	69,944	72,191

Total	$166,859	$174,302	$183,844	$191,594	$200,041

Allocation of reserve by a percent of total allowance for loan losses:
General allocated reserve:
Commercial	29%	27%	25%	24%	22%
Commercial real estate	33%	31%	31%	29%	30%
Construction	1%	2%	1%	4%	5%
Residential real estate	3%	3%	3%	3%	3%
Home equity	2%	2%	3%	1%	2%
Personal	2%	2%	2%	2%	2%

Total allocated	70%	67%	65%	63%	64%
Specific reserve	30%	33%	35%	37%	36%

Total	100%	100%	100%	100%	100%

Allowance for loan losses to:
Total loans	1.73%	1.85%	1.99%	2.13%	2.31%
Nonperforming loans	93%	83%	79%	74%	66%

(1)
Refer to Glossary of Terms for definition.

Deposits
(Dollars in thousands)

	09/30/12	% of Total	06/30/12	% of Total	03/31/12	% of Total	12/31/11	% of Total	09/30/11	% of Total
	unaudited		unaudited		unaudited		audited		unaudited
Noninterest-bearing deposits	$3,295,568	29%	$2,920,182	27%	$3,054,536	29%	$3,244,307	31%	$2,832,481	28%
Interest-bearing demand deposits	893,194	8%	785,879	7%	714,522	7%	595,238	6%	611,293	6%
Savings deposits	245,906	2%	221,816	2%	225,300	2%	210,138	2%	214,610	2%
Money market accounts	4,135,689	37%	3,924,206	37%	4,122,532	40%	4,168,082	40%	4,178,087	41%
Brokered deposits:
Traditional	562,717	5%	667,454	6%	191,023	2%	20,499	*	60,665	1%
Client CDARS(1)	728,079	6%	762,231	7%	695,458	6%	795,452	8%	841,337	8%
Non-client CDARS(1)	—	—	54,750	1%	75,000	1%	—	—	—	—

Total brokered deposits	1,290,796	11%	1,484,435	14%	961,481	9%	815,951	8%	902,002	9%
Time deposits	1,498,287	13%	1,398,012	13%	1,344,341	13%	1,359,138	13%	1,370,190	14%

Total deposits	$11,359,440	100%	$10,734,530	100%	$10,422,712	100%	$10,392,854	100%	$10,108,663	100%

Client deposits(1)	$10,796,723	95%	$10,012,326	93%	$10,156,689	97%	$10,372,355	100%	$10,047,998	99%

(1)
Refer to Glossary of Terms for definition.

*
Less than 1%.

Net Interest Margin
Unaudited
(Dollars in thousands)

	Three Months Ended September 30,
	2012			2011
	Average Balance	Interest(1)	Yield/ Rate	Average Balance	Interest(1)	Yield/ Rate
Assets:
Federal funds sold and other short-term investments	$376,212	$248	0.26%	$373,705	$231	0.24%
Securities:
Taxable	2,119,890	14,033	2.65%	1,935,653	15,196	3.14%
Tax-exempt(2)	188,627	2,118	4.49%	132,716	1,973	5.95%

Total securities	2,308,517	16,151	2.80%	2,068,369	17,169	3.32%

Loans, excluding covered assets:
Commercial	5,951,785	68,711	4.52%	5,079,470	60,936	4.69%
Commercial real estate	2,645,713	26,924	3.98%	2,511,749	26,590	4.14%
Construction	174,044	1,659	3.73%	361,764	3,492	3.78%
Residential	369,694	3,739	4.05%	315,244	3,411	4.33%
Personal and home equity	397,174	3,484	3.49%	429,632	3,879	3.58%

Total loans, excluding covered assets(3)	9,538,410	104,517	4.29%	8,697,859	98,308	4.43%

Total interest-earning assets before covered assets(2)	12,223,139	120,916	3.89%	11,139,933	115,708	4.08%
Covered assets(4)	197,630	1,841	3.66%	306,390	3,866	4.95%

Total interest-earning assets(2)	12,420,769	$122,757	3.88%	11,446,323	$119,574	4.11%

Cash and due from banks	144,442			153,020
Allowance for loan and covered loan losses	(201,136)			(232,501)
Other assets	696,676			718,891

Total assets	$13,060,751			$12,085,733

Liabilities and Equity:
Interest-bearing demand deposits	$895,825	$958	0.43%	$597,741	$625	0.42%
Savings deposits	226,355	163	0.29%	210,191	210	0.40%
Money market accounts	4,014,467	4,043	0.40%	4,183,937	5,146	0.49%
Time deposits	1,450,904	4,108	1.13%	1,335,757	4,087	1.21%
Brokered deposits	1,406,748	1,752	0.50%	1,083,815	1,808	0.66%

Total interest-bearing deposits	7,994,299	11,024	0.55%	7,411,441	11,876	0.64%
Short-term borrowings	36,967	101	1.06%	60,283	466	3.02%
Long-term debt	374,793	5,495	5.82%	405,880	5,463	5.34%

Total interest-bearing liabilities	8,406,059	16,620	0.79%	7,877,604	17,805	0.90%

Noninterest-bearing demand deposits	3,124,473			2,747,760
Other liabilities	173,975			174,937
Equity	1,356,244			1,285,432

Total liabilities and equity	$13,060,751			$12,085,733

Net interest spread(2)(5)			3.09%			3.21%
Effect of noninterest-bearing funds			0.26%			0.28%

Net interest income/margin(2)(5)		$106,137	3.35%		$101,769	3.49%

(1)
Interest income included $6.5 million and $6.4 million in loan fees for the three months ended September 30, 2012 and 2011, respectively.

(2)
Interest income and yields are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This is a non-U.S. GAAP financial measure. Refer to Non-U.S. GAAP Financial Measures for a reconciliation of the effect of the tax-equivalent adjustment.

(3)
Average loans on a nonaccrual basis for the recognition of interest income totaled $201.6 million and $329.7 million for the three months ended September 30, 2012 and 2011, respectively, and are included in loans for purposes of this analysis. Interest foregone on nonperforming loans was estimated to be approximately $2.1 million and $3.5 million for the three months ended September 30, 2012 and 2011, respectively, based on the average loan portfolio yield for the respective period.

(4)
Covered interest-earning assets consist of loans acquired through an FDIC-assisted transaction that are subject to a loss share agreement and the related indemnification asset.

(5)
Refer to Glossary of Terms for definition.

 Net Interest Margin
Unaudited
(Dollars in thousands)

	Three Months Ended September 30,			Three Months Ended June 30,
	2012			2012
	Average Balance	Interest(1)	Yield/ Rate	Average Balance	Interest(1)	Yield/ Rate
Assets:
Federal funds sold and other short-term investments	$376,212	$248	0.26%	$210,756	$133	0.25%
Securities:
Taxable	2,119,890	14,033	2.65%	2,126,446	14,854	2.79%
Tax-exempt(2)	188,627	2,118	4.49%	171,426	2,035	4.75%

Total securities	2,308,517	16,151	2.80%	2,297,872	16,889	2.94%

Loans, excluding covered assets:
Commercial	5,951,785	68,711	4.52%	5,704,843	65,535	4.54%
Commercial real estate	2,645,713	26,924	3.98%	2,778,787	28,586	4.07%
Construction	174,044	1,659	3.73%	152,891	1,536	3.97%
Residential	369,694	3,739	4.05%	347,922	3,630	4.17%
Personal and home equity	397,174	3,484	3.49%	417,427	3,666	3.53%

Total loans, excluding covered assets(3)	9,538,410	104,517	4.29%	9,401,870	102,953	4.34%

Total interest-earning assets before covered assets(2)	12,223,139	120,916	3.89%	11,910,498	119,975	3.99%
Covered assets(4)	197,630	1,841	3.66%	237,781	2,189	3.66%

Total interest-earning assets(2)	12,420,769	$122,757	3.88%	12,148,279	$122,164	3.99%

Cash and due from banks	144,442			148,174
Allowance for loan and covered loan losses	(201,136)			(218,798)
Other assets	696,676			702,533

Total assets	$13,060,751			$12,780,188

Liabilities and Equity:
Interest-bearing demand deposits	$895,825	$958	0.43%	$795,833	$799	0.40%
Savings deposits	226,355	163	0.29%	225,335	161	0.29%
Money market accounts	4,014,467	4,043	0.40%	3,920,627	4,104	0.42%
Time deposits	1,450,904	4,108	1.13%	1,341,312	3,862	1.16%
Brokered deposits	1,406,748	1,752	0.50%	1,382,207	1,532	0.45%

Total interest-bearing deposits	7,994,299	11,024	0.55%	7,665,314	10,458	0.55%
Short-term borrowings	36,967	101	1.06%	250,774	123	0.19%
Long-term debt	374,793	5,495	5.82%	379,463	5,538	5.82%

Total interest-bearing liabilities	8,406,059	16,620	0.79%	8,295,551	16,119	0.78%

Noninterest-bearing demand deposits	3,124,473			2,995,802
Other liabilities	173,975			156,656
Equity	1,356,244			1,332,179

Total liabilities and equity	$13,060,751			$12,780,188

Net interest spread(2)(5)			3.09%			3.21%
Effect of noninterest-bearing funds			0.26%			0.25%

Net interest income/margin(2)(5)		$106,137	3.35%		$106,045	3.46%

(1)
Interest income included $6.5 million and $6.3 million in loan fees for the three months ended September 30, 2012 and June 30, 2012, respectively.

(2)
Interest income and yields are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This is a non-U.S. GAAP financial measure. Refer to Non-U.S. GAAP Financial Measures for a reconciliation of the effect of the tax-equivalent adjustment.

(3)
Average loans on a nonaccrual basis for the recognition of interest income totaled $201.6 million and $222.1 million for the three months ended September 30, 2012 and June 30, 2012, respectively, and are included in loans for purposes of this analysis. Interest foregone on nonperforming loans was estimated to be approximately $2.1 million and $2.3 million for the three months ended September 30, 2012 and June 30, 2012, respectively, based on the average loan portfolio yield for the respective period.

(4)
Covered interest-earning assets consist of loans acquired through an FDIC-assisted transaction that are subject to a loss share agreement and the related indemnification asset.

(5)
Refer to Glossary of Terms for definition.

 Net Interest Margin
Unaudited
(Dollars in thousands)

	Nine Months Ended September 30,
	2012			2011
	Average Balance	Interest(1)	Yield/ Rate	Average Balance	Interest(1)	Yield/ Rate
Assets:
Fed funds sold and other short-term investments	$266,506	$513	0.25%	$507,210	$966	0.25%
Securities:
Taxable	2,114,605	44,267	2.79%	1,832,916	46,154	3.36%
Tax-exempt(2)	170,887	6,134	4.79%	140,471	6,353	6.03%

Total securities	2,285,492	50,401	2.94%	1,973,387	52,507	3.55%

Loans, excluding covered assets:
Commercial	5,700,937	198,156	4.57%	5,066,733	177,349	4.62%
Commercial real estate	2,674,118	83,225	4.09%	2,689,833	84,868	4.16%
Construction	208,777	5,806	3.65%	429,968	12,017	3.69%
Residential	347,036	10,988	4.22%	319,377	10,619	4.43%
Personal and home equity	407,455	10,881	3.57%	445,691	11,967	3.59%

Total loans, excluding covered assets(3)	9,338,323	309,056	4.35%	8,951,602	296,820	4.38%

Total interest-earning assets before covered assets(2)	11,890,321	359,970	3.99%	11,432,199	350,293	4.05%
Covered assets(4)	233,213	5,983	3.39%	330,443	13,392	5.36%

Total interest-earning assets(2)	12,123,534	$365,953	3.98%	11,762,642	$363,685	4.09%

Cash and due from banks	144,614			160,169
Allowance for loan and covered loan losses	(214,619)			(242,659)
Other assets	702,724			681,592

Total assets	$12,756,253			$12,361,744

Liabilities and Equity:
Interest-bearing demand deposits	$782,565	$2,393	0.41%	$583,470	$1,854	0.42%
Savings deposits	223,290	480	0.29%	204,208	618	0.40%
Money market accounts	4,044,872	12,593	0.42%	4,467,903	17,482	0.52%
Time deposits	1,381,779	11,903	1.15%	1,349,224	12,893	1.28%
Brokered deposits	1,200,763	4,368	0.49%	1,317,105	6,222	0.63%

Total interest-bearing deposits	7,633,269	31,737	0.56%	7,921,910	39,069	0.66%
Short-term borrowings	183,778	366	0.26%	81,561	1,859	3.01%
Long-term debt	378,005	16,611	5.79%	409,189	16,425	5.31%

Total interest-bearing liabilities	8,195,052	48,714	0.79%	8,412,660	57,353	0.91%

Noninterest-bearing demand deposits	3,058,559			2,524,607
Other liabilities	167,972			162,697
Equity	1,334,670			1,261,780

Total liabilities and equity	$12,756,253			$12,361,744

Net interest spread(2)(5)			3.19%			3.18%
Effect of non interest-bearing funds			0.25%			0.26%

Net interest income/margin(2)(5)		$317,239	3.44%		$306,332	3.44%

(1)
Interest income included $20.0 million and $17.9 million in loan fees for the nine months ended September 30, 2012 and 2011, respectively.

(2)
Interest income and yields are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%. This is a non-U.S. GAAP measure. Refer to Non-U.S. GAAP Measures for a reconciliation of the effect of the tax-equivalent adjustment.

(3)
Average loans on a nonaccrual basis for the recognition of interest income totaled $228.0 million and $356.9 million for the nine months ended September 30, 2012 and 2011, respectively, and are included in loans for purposes of this analysis. Interest foregone on nonperforming loans was estimated to be approximately $7.2 million and $11.3 million for the nine months ended September 30, 2012 and 2011, respectively, based on the average loan portfolio yield for the respective period.

(4)
Covered interest-earning assets consist of loans acquired through an FDIC-assisted transaction that are subject to a loss share agreement and the related indemnification asset.

(5)
Refer to Glossary of Terms for definition.

Non-U.S. GAAP Financial Measures

Unaudited

(Amounts in thousands)

        This document contains both financial measures based on accounting principles generally accepted in the United States (U.S. GAAP) and non-U.S. GAAP based financial measures. These non-U.S. GAAP measures include net interest income, net interest margin, net revenue, operating profit and efficiency ratio all on a fully taxable-equivalent basis; Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to risk-weighted assets, tangible equity to tangible assets, and tangible book value. We believe that presenting these non-U.S. GAAP financial measures will provide information useful to investors in understanding our underlying operational performance, our business, and performance trends and facilitates comparisons with the performance of others in the banking industry.

        We use net interest income on a taxable-equivalent basis in calculating various performance measures by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments assuming a 35% tax rate. Management believes this measure to be the preferred industry measurement of net interest income as it enhances comparability to net interest income arising from taxable and tax-exempt sources, and accordingly believes that providing this measure may be useful for peer comparison purposes.

        In addition to capital ratios defined by banking regulators, we also consider various measures when evaluating capital utilization and adequacy, including Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to risk-weighted assets, tangible equity to tangible assets, and tangible book value. These calculations are intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. All of these measures exclude from capital the ending balances of goodwill and other intangibles while certain of these ratios exclude preferred capital components. Because U.S. GAAP does not include capital ratio measures, we believe there are no comparable U.S. GAAP financial measures to these ratios. We believe these non-U.S. GAAP financial measures are relevant because they provide information that is helpful in assessing the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of our capitalization to other companies. However, because there are no standardized definitions for these ratios, our calculations may not be comparable with other companies, and the usefulness of these measures to investors may be limited.

        Non-U.S. GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-U.S. GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation or as a substitute for analyses of results as reported under U.S. GAAP. As a result, we encourage readers to consider our consolidated financial statements in their entirety and not

Non-U.S. GAAP Financial Measures (Continued)

Unaudited

(Amounts in thousands)

to rely on any single financial measure. The following table reconciles Non-U.S. GAAP financial measures to U.S. GAAP:

	Quarters Ended
	3Q12	2Q12	1Q12	4Q11	3Q11
Taxable-equivalent interest income
U.S. GAAP net interest income	$105,408	$105,346	$104,376	$102,982	$101,089
Taxable-equivalent adjustment	729	699	680	671	680

Taxable-equivalent net interest income (a)	$106,137	$106,045	$105,056	$103,653	$101,769

Average Earning Assets (b)	$12,420,769	$12,148,279	$11,796,499	$11,696,741	$11,446,323
Net Interest Margin ((a) annualized) / (b)	3.35%	3.46%	3.53%	3.48%	3.49%
Net Revenue
Taxable-equivalent net interest income (a)	$106,137	$106,045	$105,056	$103,653	$101,769
U.S. GAAP non-interest income	27,837	26,246	27,504	25,393	27,635

Net revenue (c)	$133,974	$132,291	$132,560	$129,046	$129,404

Operating Profit
U.S. GAAP income before income taxes	$38,006	$30,696	$23,950	$20,534	$21,075
Provision for loan and covered loan losses	13,509	17,038	27,701	31,611	32,615
Taxable-equivalent adjustment	729	699	680	671	680

Operating profit	$52,244	$48,433	$52,331	$52,816	$54,370

Efficiency Ratio
U.S. GAAP non-interest expense (d)	$81,730	$83,858	$80,229	$76,230	$75,034
Net revenue (c)	$133,974	$132,291	$132,560	$129,046	$129,404
Efficiency ratio (d)/ (c)	61.00%	63.39%	60.52%	59.07%	57.98%

Non-U.S. GAAP Financial Measures (Continued)

Unaudited

(Amounts in thousands, except per share data)

	Nine Months Ended September 30,
	2012	2011
Taxable-equivalent interest income
U.S. GAAP net interest income	$315,130	$304,145
Taxable-equivalent adjustment	2,109	2,187

Taxable-equivalent net interest income (a)	$317,239	$306,332

Average Earning Assets (b)	$12,123,534	$11,762,642
Net Interest Margin ((a) annualized) / (b)	3.44%	3.44%
Net Revenue
Taxable-equivalent net interest income (a)	$317,239	$306,332
U.S. GAAP non-interest income	81,587	72,854

Net revenue (c)	$398,826	$379,186

Operating Profit
U.S. GAAP income before income taxes	$92,652	$49,666
Provision for loan and covered loan losses	58,248	101,286
Taxable-equivalent adjustment	2,109	2,187

Operating profit	$153,009	$153,139

Efficiency Ratio
U.S. GAAP non-interest expense (d)	$245,817	$226,047
Net revenue (c)	$398,826	$379,186
Efficiency ratio (d)/ (c)	61.64%	59.61%

Non-U.S. GAAP Financial Measures (Continued)

Unaudited

(Amounts in thousands, except per share data)

	Quarters Ended
	3Q12	2Q12	1Q12	4Q11	3Q11
Tier 1 Common Capital
U.S. GAAP total equity	$1,363,440	$1,334,154	$1,312,154	$1,296,752	$1,286,176
Trust preferred securities	244,793	244,793	244,793	244,793	244,793
Less: accumulated other comprehensive income, net of tax	55,818	50,987	47,152	46,697	46,051
Less: goodwill	94,534	94,546	94,559	94,571	94,584
Less: other intangibles	13,500	14,152	14,683	15,353	15,715

Tier 1 risk-based capital	1,444,381	1,419,262	1,400,553	1,384,924	1,374,619
Less: preferred stock	241,585	241,185	240,791	240,403	240,020
Less: trust preferred securities	244,793	244,793	244,793	244,793	244,793

Tier 1 common capital (e)	$958,003	$933,284	$914,969	$899,728	$889,806

Tangible Common Equity
U.S. GAAP total equity	$1,363,440	$1,334,154	$1,312,154	$1,296,752	$1,286,176
Less: goodwill	94,534	94,546	94,559	94,571	94,584
Less: other intangibles	13,500	14,152	14,683	15,353	15,715

Tangible equity (f)	1,255,406	1,225,456	1,202,912	1,186,828	1,175,877
Less: preferred stock	241,585	241,185	240,791	240,403	240,020

Tangible common equity (g)	$1,013,821	$984,271	$962,121	$946,425	$935,857

Tangible Assets
U.S. GAAP total assets	$13,278,554	$12,942,176	$12,623,164	$12,416,870	$12,019,861
Less: goodwill	94,534	94,546	94,559	94,571	94,584
Less: other intangibles	13,500	14,152	14,683	15,353	15,715

Tangible assets (h)	$13,170,520	$12,833,478	$12,513,922	$12,306,946	$11,909,562

Risk-weighted Assets (i)	$11,804,578	$11,588,371	$11,374,212	$11,191,298	$10,665,256
Period-end Common Shares Outstanding (j)	72,436	72,424	72,415	71,745	71,789
Ratios:
Tier 1 common equity to risk-weighted assets (e) / (i)	8.12%	8.05%	8.04%	8.04%	8.34%
Tangible equity to tangible assets (f) / (h)	9.53%	9.55%	9.61%	9.64%	9.87%
Tangible equity to risk-weighted assets (f) / (i)	10.63%	10.57%	10.58%	10.60%	11.03%
Tangible common equity to tangible assets (g) / (h)	7.70%	7.67%	7.69%	7.69%	7.86%
Tangible book value (g) / (j)	$14.00	$13.59	$13.29	$13.19	$13.04

Glossary of Terms

        Assets under management and administration ("AUMA")—Assets held in trust where we serve as trustee or in accounts where we make investment decisions on behalf of clients. AUMA also includes non-managed assets we hold in custody for clients or for which we receive fees for advisory or brokerage services. We do not include these assets on our Consolidated Balance Sheets.

        Book value—Total common equity divided by outstanding shares of common stock at end of period.

        CDARS® deposit program—is a deposit services arrangement that effectively achieves FDIC deposit insurance for jumbo deposit relationships. These deposits are classified as brokered deposits for regulatory deposit purposes; however, we classify certain of these deposits as client CDARS® due to the source being our client relationships and are, therefore, not traditional 'brokered' deposits. We also participate in a non-client CDARS® program that is more like a traditional brokered deposit program.

        Client deposits—Total deposits, net of traditional brokered deposits and non-client CDARS®.

        Common equity—Total equity less preferred stock.

        Covered assets—Assets acquired through an FDIC-assisted transaction that are subject to a loss share agreement and are presented separately on the Consolidated Balance Sheets.

        Credit quality indicators—The Company has adopted an internal risk rating policy in which each loan is rated for credit quality with a numerical rating of 1 through 8. Loans rated 5 and better (1-5 ratings, inclusive) are credits that exhibit acceptable financial performance, cash flow, and leverage. If any risk exists, we attempt to mitigate by structure, collateral, monitoring, or other meaningful controls. Credits rated 6 are considered special mention as these credits demonstrate potential weakness and that if left unresolved, may result in deterioration in the Company's credit position and/or the repayment prospects for the credit. Borrowers rated special mention may exhibit adverse operating trends, high leverage, tight liquidity or other credit concerns. Potential problem loans have a risk rating of 7 and are considered inadequately protected by the current net worth and paying capacity of the obligor, the collateral pledged, or guarantors. These loans generally have a well defined weakness or weaknesses that may jeopardize liquidation of the debt and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not resolved. Nonperforming loans include nonaccrual loans risk rated 7 or 8 and have all the weaknesses inherent in a 7-rated potential problem loan with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Special mention, potential problem and nonperforming loans are reviewed at minimum on a quarterly basis, while all other rated credits are reviewed as the situation warrants.

        Credit valuation adjustment ("CVA")—An adjustment may need to be incorporated into the valuation of derivative instruments for nonperformance risk to include the counterparty's credit risk and the Company's own credit risk. This adjustment is referred to as the CVA. The CVA represents the credit component of fair value with regard to both client-based trades and the related matched trades with interbank dealer counterparties.

        Efficiency ratio—Total non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-U.S. GAAP financial measure.

        Fee revenue as percent of total revenue ratio—Total non-interest income less net securities gains (losses) divided by the sum of net interest income and non-interest income less net securities gains (losses).

Glossary of Terms (Continued)

        U.S. GAAP—Accounting principles generally accepted in the United States of America.

        Net interest margin—Expressed as a percentage, net interest margin is a ratio computed as annualized taxable-equivalent net interest income divided by average interest-earning assets. The annualization of net interest income for the quarterly yield takes into consideration the interest payment convention at the product level. This is a non-U.S. GAAP financial measure.

        Net interest spread—The difference between the average yield earned on interest-earning assets on a taxable-equivalent basis and the average rate paid for interest-bearing liabilities.

        Net overhead ratio—Total non-interest expense less non-interest income divided by average total assets.

        Net revenue—The sum of taxable equivalent net interest income and non-interest income. This is a non-U.S. GAAP financial measure.

        Non-U.S. GAAP—Certain financial measures within this document that are not formally defined by U.S. GAAP or codified in the federal banking regulations. A reconciliation of these non-U.S. GAAP financial measures may be found on the previous pages.

        Operating profit—The sum of U.S. GAAP income before income taxes, provision for loan and covered loan losses and taxable-equivalent adjustment. This is a non-U.S. GAAP financial measure.

        Risk-weighted assets—Computed by the assignment of specific risk-weights (as currently defined by the Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

        Tangible book value—Total common equity less goodwill and other intangibles divided by outstanding shares of common stock at end of period. This is a non-U.S. GAAP financial measure.

        Tangible common equity to tangible assets ratio—Tangible common equity divided by tangible assets, where tangible common equity equals total equity less preferred stock, goodwill and other intangible assets and tangible assets equals total assets less goodwill and other intangible assets. This is a non-U.S. GAAP financial measure.

        Taxable-equivalent interest income—The interest income earned on certain assets is completely or partially exempt from Federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments. To provide more meaningful comparisons of yields and margins for all interest-earning assets, we use interest income on a taxable-equivalent basis in calculating average yields and net interest margins by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on other taxable investments. This adjustment is not permitted under U.S. GAAP on the Consolidated Income Statement.

        Tier 1 common capital—Tier 1 risk-based capital, less preferred equity, less trust preferred capital securities, and less noncontrolling interests.

        Tier 1 common capital ratio—Tier 1 common capital divided by period-end risk-weighted assets. This is a non-U.S. GAAP financial measure and for purposes of our presentation we calculate risk-weighted assets under current requirements and not under the recently proposed rules issued by banking regulators.

        Tier 1 risk-based capital—Total equity, plus trust preferred capital securities, plus certain noncontrolling interests that are held by others; less goodwill and certain other intangible assets, less equity investments in nonfinancial companies, less ineligible servicing assets, less disallowed deferred

Glossary of Terms (Continued)

tax assets and less net unrealized holding gains (losses) on available for sale equity securities, available for sale debt securities, and cash flow hedge derivatives.

        Tier 1 risk-based capital ratio—Tier 1 risk-based capital divided by period-end risk-weighted assets.

        Leverage ratio—Tier 1 risk-based capital divided by adjusted average total assets.

        Total risk-based capital—Tier 1 risk-based capital plus qualifying subordinated debt, other noncontrolling interest not qualified as Tier 1, eligible gains on available-for-sale equity securities and the allowance for loan and lease losses, subject to certain limitations.

        Total risk-based capital ratio—Total risk-based capital divided by period-end risk-weighted assets.

        Transformational and legacy portfolios—We aggregate loans by originating line of business for reserve purposes because of observable similarities in the performance experience of loans underwritten by the business units. Loans originated by the business units that existed prior to the strategic changes in 2007 are considered "legacy" loans. Loans originated by a business unit that was established in connection with or following the business transformation plan are considered "transformational" loans. Renewals or restructurings of legacy loans may continue to be evaluated as legacy loans depending on the structure or defining characteristics of the new transaction. The Company has implemented a line of business model that has reorganized the legacy business units so that after 2009, all new loan originations are considered transformational.

USE OF PROCEEDS

        We estimate that the net proceeds of this offering will be approximately $             million after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

        We have advised our banking regulators and the U.S. Treasury that we intend to redeem in full the Series B Preferred Stock that we issued to the U.S. Treasury in connection with our participation in the CPP. We intend to use the net proceeds from this offering and the net proceeds from the anticipated subordinated debt offering described under "Summary Information—Recent Developments," as well as existing cash resources, to fund the redemption of the Series B Preferred Stock. The aggregate redemption price will be the approximately $243.8 million liquidation amount currently outstanding, plus accrued and unpaid dividends to, but excluding, the redemption date.

        The redemption of our Series B Preferred Stock is contingent upon the consummation of this offering and the anticipated subordinated debt offering, as well as the receipt of approval from the Federal Reserve. The consummation of this offering, however, is not conditioned upon the consummation of the anticipated subordinated debt offering, the receipt of Federal Reserve approval, or the redemption of our Series B Preferred Stock. We provide no assurances as to the timing or size of the anticipated subordinated debt offering, that the anticipated subordinated debt offering will be completed or that we will be able to redeem the Series B Preferred Stock in a timely manner following the consummation of this offering and the anticipated subordinated debt offering, or at all. If we are not permitted to redeem the Series B Preferred Stock, we will use the net proceeds from this offering for working capital and other general corporate purposes.

        If we complete the redemption of our Series B Preferred Stock, we intend to seek to repurchase the Warrant that we issued to the U.S. Treasury as part of our participation in the CPP at a price that would need to be negotiated with the U.S. Treasury. The Warrant is exercisable for 645,013 shares of our common stock at an exercise price of $28.35 per share. We may determine not to repurchase the Warrant, however, or may be unable to do so, and the U.S. Treasury could instead exercise the Warrant in the event the market price of our common stock exceeds the exercise price of the Warrant or sell the Warrant to third parties who could exercise the Warrant or portions thereof in the future.

 PRICE RANGE OF COMMON STOCK

        Our common stock is listed on the Nasdaq Global Select Market under the symbol "PVTB." The following table sets forth, for the periods indicated, the high and low intra-day sale prices per share of our common stock as reported on the Nasdaq Global Select Market.

	High	Low
Year ended December 31, 2010:
First quarter	$15.38	$8.85
Second quarter	17.96	10.91
Third quarter	13.00	10.24
Fourth quarter	15.06	10.96
Year ended December 31, 2011:
First quarter	$16.09	$13.63
Second quarter	16.49	13.24
Third quarter	14.45	7.19
Fourth quarter	12.12	6.44
Year ending December 31, 2012:
First quarter	$15.82	$11.28
Second quarter	16.40	13.30
Third quarter	17.42	14.45
Fourth quarter (through October 9, 2012)	16.52	15.82

        The last reported closing price for our common stock on October 9, 2012 was $15.93 per share. There were approximately 527 stockholders of record of our common stock as of October 9, 2012.

DIVIDEND POLICY

        Holders of our common stock are entitled to receive dividends that our board of directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose in accordance with Delaware law. We are highly dependent upon the current cash position of PrivateBancorp at the holding-company level to meet holding company liquidity needs and to pay dividends on our common and preferred stock for the foreseeable future. At September 30, 2012, we had cash and liquid investments totaling $138.9 million at the holding-company level. Our ability to receive dividends from the Bank as a source of funds is contingent on a number of factors including the Bank's ability to meet applicable regulatory capital requirements, the strength of the Bank's balance sheet, the Bank's profitability and earnings and the Bank's ability to satisfy its obligations and support any projected growth, and is subject to various state banking regulations that may limit the amount of dividends that may be paid. During 2009, 2010 and 2011, we did not receive any dividends from the Bank.

        In addition, we may not pay dividends on our common stock unless we have paid dividends on our outstanding preferred stock, and holders of our nonvoting common stock participate ratably in any dividends declared on our common stock. Furthermore, as a bank holding company, our ability to pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends, and we would be required to obtain approval from the Federal Reserve before we would be able to raise dividends on our common stock. Dividends also may be limited as a result of safety and soundness considerations. See the sections entitled "Supervision and Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital" in our Form 10-K for the year ended December 31, 2011, for a discussion of regulatory and other restrictions on dividend declarations.

        We have paid quarterly dividends on our common stock since the third quarter of 1995. The payment of any future dividends on our common stock or our preferred stock will, however, depend on our earnings and financial condition, legal and regulatory limitations and tax considerations. There can be no assurance that we will continue to pay dividends on our common stock or our preferred stock at the current levels or at all. The following table shows the history of per share cash dividends declared and paid on our common stock during the first three quarters of 2012 and for each quarter of 2011 and 2010.

Cash dividends per share
2010
First quarter	$0.01
Second quarter	0.01
Third quarter	0.01
Fourth quarter	0.01
2011
First quarter	$0.01
Second quarter	0.01
Third quarter	0.01
Fourth quarter	0.01
2012
First quarter	$0.01
Second quarter	0.01
Third quarter	0.01

REGULATORY CONSIDERATIONS

        PrivateBancorp is registered as a bank holding company with the Federal Reserve System (the "Federal Reserve") pursuant to the Bank Holding Company Act of 1956, as amended, and we are subject to extensive regulation, supervision and examination by the Federal Reserve, which expects us to act as a source of strength to the Bank, our insured subsidiary. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to PrivateBancorp, please refer to our Annual Report on Form 10-K for the year ended December 31, 2011, and our subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders. As a result of this regulatory framework, our operations and earnings are affected by actions of the Federal Reserve, the Federal Deposit Insurance Corporation, which insures the deposits of the Bank within certain limits, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

        The Bank is an Illinois state-chartered bank and is subject to extensive regulation, supervision and examination by various federal and state authorities and, as an affiliate of the Bank, we also are subject, to some extent, to regulation by these authorities. See " Supervision and Regulation" and "Risk Factors—Risks Related to the Financial Services Industry" in our Annual Report on Form 10-K for the year ended December 31, 2011. Depository institutions like the Bank also are affected by various federal laws, including those relating to consumer protection and similar matters.

        As a participant in the CPP, we are subject to the provisions of the CPP, which include limitations on executive compensation and restrictions on our ability to redeem or repurchase our capital stock and pay dividends. Additionally, as a CPP participant, we became subject to the American Recovery and Reinvestment Act of 2009, which imposed further standards for executive compensation, as well as with respect to corporate governance. Until we redeem the Series B Preferred Stock that we issued to the U.S. Treasury as part of our participation in the CPP, we will continue to be subject to these limitations and restrictions. See "Supervision and Regulation" and "Risk Factors—Our participation in the U.S. Treasury's Capital Purchase Program subjects us to certain restrictions" in our Annual Report on Form 10-K for the year ended December 31, 2011.

        In June 2012, U.S. banking regulators released notices of proposed rulemaking that would revise and replace the agencies' current regulatory capital requirements to align with the Basel III international capital standards and to implement certain changes required by the Dodd-Frank Act. The proposal is generally expected to require U.S. banks to hold higher amounts of capital, especially common equity, against their risk-weighted assets.

        Given our predominantly commercial business mix and limited residential mortgage exposure, we believe the impact of the changes as currently proposed to be implemented over a multi-year phase-in period will be manageable for us based on our expectation that we will continue to generate capital organically through earnings and through the release of capital from further reductions in our non-performing assets. Based on September 30, 2012 results, our accumulated other comprehensive income would be additive to capital under the proposed rules. The Tier 1 capital treatment of our existing trust preferred securities would be phased out over 10 years, which we believe provides us adequate time to appropriately manage any needed restructuring of capital. We are continuing to evaluate the potential impact on capital ratios of the proposed risk weighting changes for certain of our asset classes and, pending finalization of new capital rules and implementation timeframes, we expect to be able to adapt our business and capital management plans as needed to continue to successfully execute our strategy.

        The comment period on these regulatory capital proposals has not yet ended, and the proposals could change significantly before finalization. Until the proposals are finalized and the timing of implementation of the new rules is determined, the ultimate impact of such rules on us, and the banking industry generally, remains uncertain. For additional information regarding the proposed rules and their potential impact, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital—Recent Developments—Capital Standards" and "Risk Factors" sections of our Form 10-Q for the quarter ended June 30, 2012.

 CAPITALIZATION

        The following table shows our consolidated capitalization as of September 30, 2012:

  (1)
  on an actual basis;

  (2)
  as adjusted to reflect the sale of $75 million of our common stock described in this prospectus supplement (the "Common Stock Offering"), after deducting underwriting discounts and commissions but before estimated offering expenses payable by us;

  (3)
  as adjusted to reflect the Common Stock Offering and the anticipated sale of $125 million principal amount of subordinated debt securities that we intend to offer as described under "Summary Information—Recent Developments" but without giving effect to any subordinated debt securities that may be issued pursuant to any underwriters' overallotment option (the "Debentures Offering," and together with the Common Stock Offering, the "Offerings"), after deducting underwriting discounts and commissions but before estimated offering expenses payable by us; and

  (4)
  as adjusted to reflect (i) the Offerings; (ii) the use of the net proceeds from the Offerings together with existing cash resources to redeem all outstanding Series B Preferred Stock for the aggregate liquidation amount thereof but excluding for this purpose any amounts to be paid for any accrued and unpaid dividends through the date of redemption (the "Series B Redemption") as described under "Use of Proceeds" in this prospectus supplement; and (iii) a charge to net income available to holders of our common stock of approximately $2.23 million (as of September 30, 2012) due to the acceleration of the accretion of the issuance discount on the Series B Preferred Stock as a result of its redemption.

        The following unaudited data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and our Quarterly Report on Form 10-Q for the period ended June 30, 2012, as well as the information set forth under "Recent Developments" in this prospectus supplement and the financial information in the other documents incorporated by reference into this prospectus supplement. Except for the adjustments identified above, no other change in our consolidated capitalization since September 30, 2012 is reflected in the table.

September 30, 2012	Actual	As adjusted for the Common Stock Offering	As adjusted for the Common Stock Offering and the Debentures Offering	As adjusted for the Offerings and the Series B Redemption
	(dollars in thousands, except share data and ratios)
Long-term debt:(1)
Federal Home Loan Bank advances	$10,000	$10,000	$10,000	$10,000
Subordinated note payable(2)	120,000	120,000	120,000	120,000
Junior subordinated debentures(3)	244,793	244,793	244,793	244,793
Subordinated debentures	—	—	125,000	125,000

Total long-term debt	$374,793	$374,793	$499,793	$499,793

Stockholders' equity:
Preferred stock, no par value; 1 million shares authorized, Series B, $1,000 liquidation; 243,815 shares issued and outstanding	$241,585	$241,585	$241,585	$—
Common stock; no par value ($1.00 stated value); Voting, authorized: 174 million shares; issued: 69.76 million shares; outstanding: 68.90 million shares(4)	68,348
Nonvoting, authorized: 5.0 million shares; issued and outstanding: 3.54 million shares	3,536	3,536	3,536	3,536
Treasury stock; 855,000 voting shares	(22,736)	(22,736)	(22,736)	(22,736)
Additional paid-in-capital	983,739
Retained earnings	33,150	33,150	33,150	30,920
Accumulated other comprehensive income	$55,818	$55,818	$55,818	$55,818

Total equity	$1,363,440	$1,434,503	$1,434,503	$1,190,688

Total capitalization(5)	$1,738,233	$1,809,296	$1,934,296	$1,690,481

Capital ratios:
Total risk-based capital ratio	13.90%	14.50%	15.56%	13.49%
Tier 1 risk-based capital ratio	12.24%	12.84%	12.84%	10.77%
Tier 1 leverage ratio	11.15%	11.70%	11.70%	9.86%
Tier 1 common capital ratio	8.12%	8.72%	8.72%	8.70%

(1)
The Company does not consider FHLB advances with a remaining maturity of one year or less, borrowings from the Federal Reserve Bank of Chicago's discount window, federal funds purchased or demanded repurchase agreements as long-term debt.

(2)
Represents amounts outstanding under the Bank's seven-year subordinated debt facility due September 15, 2015. For regulatory capital purposes, beginning the third quarter of 2010, 20% of the original balance outstanding is excluded each year from Tier 2 capital until maturity. Accordingly, as of September 30, 2012, 40% of the outstanding balance qualified as Tier 2 capital.

(3)
Junior subordinated deferrable interest debentures held by special purpose trusts that issued guaranteed trust preferred securities that qualifies as Tier 1 capital for regulatory capital purposes under current guidelines. Tier 1 capital treatment is proposed to be phased out over a ten-year period beginning January 2013 under recently proposed capital rules that would revise and replace current regulatory capital requirements. These instruments would continue to qualify for Tier 2 capital treatment under the proposed capital rules.

(4)
As of September 30, 2012, there were (i) 3,914,594 shares of our common stock reserved for issuance upon the exercise of outstanding options with a weighted average price of $24.38; (ii) 138,695 shares of our common stock reserved for issuance upon settlement of outstanding restricted stock units; (iii) 3,479,517 shares available for future issuance under our incentive compensation plans; (iv) 124,319 shares reserved for issuance upon settlement of deferred stock units issued under our deferred compensation plan; (v) 3,535,916 shares of our common stock reserved for issuance upon conversion of outstanding shares of our nonvoting common stock, all of which is held by certain affiliates of GTCR and may be converted at the option of GTCR or any subsequent holder into shares of common stock on a one-for-one basis; and (vi) 645,013 shares reserved for issuance upon exercise of the Warrant held by the U.S. Treasury at an exercise price of $28.35 per share.

(5)
Includes total equity and long-term debt. The cash and cash equivalents position of the Company at the holding-company level as of September 30, 2012 would be approximately $87.2 million, as adjusted to reflect the Offerings and the Series B Redemption.

DESCRIPTION OF COMMON STOCK

        Our outstanding capital stock currently consists of common stock, without par value ("common stock"), nonvoting common stock, without par value ("nonvoting common stock"), and Series B Preferred Stock. The following description of our common stock does not purport to be complete and is qualified, in all respects, to applicable Delaware law and provisions of our amended and restated certificate of incorporation, as amended, and our amended and restated by-laws. These documents are included as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."

        We are authorized to issue 174,000,000 shares of common stock, of which 68,900,018 shares were outstanding on September 30, 2012. As of September 30, 2012, (i) 3,914,594 shares of our common stock were reserved for issuance upon the exercise of outstanding options; (ii) 138,695 shares of our common stock were reserved for issuance upon settlement of outstanding restricted stock units; (iii) 3,479,517 shares of common stock were reserved and available for future issuance under our incentive compensation plans; (iv) 124,319 shares of common stock were reserved for issuance upon settlement of outstanding deferred stock units issued under our deferred compensation plan; (v) 3,535,916 shares of common stock were reserved for issuance upon conversion of outstanding shares of our nonvoting common stock, all of which is held by certain affiliates of GTCR and may be converted at the option of GTCR or any subsequent holder into shares of common stock on a one-for-one basis; and (vi) 645,013 shares of common stock were reserved for issuance upon exercise of a warrant held by the U.S. Treasury. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

        Dividends.    The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by our board of directors out of funds legally available therefor. We may pay dividends if, as and when declared by our board of directors. The payment of dividends is subject to limitations imposed by the Delaware General Corporation Law, or DGCL, and applicable banking laws and regulations. See "Dividend Policy" in this prospectus supplement. We may not pay dividends on our common stock unless we have paid dividends on our outstanding Series B Preferred Stock, and holders of our nonvoting common stock participate ratably in any dividends declared on our common stock. If we issue additional series of preferred stock in the future, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

        Voting Rights.    The holders of our common stock possess voting rights in us. Stockholders elect our board of directors and act on such other matters as are required to be presented to them under the DGCL, requirements of the Nasdaq Stock Market or our amended and restated certificate of incorporation, or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by our stockholders and does not have any right to cumulate votes in the election of directors or otherwise. Certain matters require a two-thirds stockholder vote under our amended and restated certificate of incorporation. In addition, if at any time dividends payable on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods, whether or not consecutive, then the authorized number of directors of the Company will be automatically increased by two and the holders of our Series B Preferred Stock will have the right to elect two directors until all of the accrued and unpaid dividends on the Series B Preferred Stock have been fully paid.

        Liquidation.    In the event of our liquidation or dissolution, the holders of shares of common stock are entitled to share ratably in any of our assets retained after payment in full to creditors and, if any preferred stock is then issued and outstanding, after payment to holders of such preferred stock but only to the extent of any liquidation preference. The holder of our outstanding Series B Preferred Stock currently has, and if additional series of preferred stock are issued, the holders thereof may have, a priority over the holders of our common stock in the event of any liquidation or dissolution.

        Preemptive Rights and Redemption.    Under our amended and restated certificate of incorporation, the terms of our common stock do not entitle holders to preemptive rights with respect to any shares that we may issue in the future, and our common stock is not subject to mandatory redemption by us. However, certain affiliates of GTCR that hold shares of our common stock are contractually entitled to preemptive rights in certain circumstances.

 UNDERWRITING

        The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company.

Paid by the Company
Per Share	$
Total	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The Company, and its directors and executive officers in their individual capacities, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering. "Naked" short sales are any short sales in excess of the number of shares the underwriters are required to purchase in the offering. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Stock Market, in the over-the-counter market or otherwise.

        The Company estimates that the total expenses of the offering payable by the Company, excluding underwriting discounts and commissions, will be approximately $      .

        The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of shares may not be made to the public in that Relevant Member State other than:

        (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

        (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the several underwriters; or

        (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        The sellers of shares have not authorized and do not authorize the making of any offer of the shares through any financial intermediary, other than offers made by the underwriters with a view to underwriting the shares as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of shares, other than the underwriters, is authorized to make any further offer of shares on behalf of the sellers or the underwriters.

United Kingdom

        Each underwriter has represented and agreed that, in connection with the distribution of shares,

        (a)   it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

        (b)   it will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

        The validity of the common stock we are offering will be passed upon for us by Jennifer R. Evans, Esq., our General Counsel and Corporate Secretary. Certain other legal matters related to the offering will be passed upon for us by Vedder Price P.C., Chicago, Illinois. The underwriters have been represented by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

        Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 2012 and 2011 and for the three and six-month periods ended June 30, 2012 and 2011 incorporated by reference in this prospectus supplement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 8, 2012 and August 7, 2012, included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, respectively, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because each report is not a "report" or a "part" of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facility. Our SEC filings are also available on our website at www.pvtb.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Debt Securities
Preferred Stock
Common Stock
Purchase Contracts
Units
Warrants
Depositary Shares

        We may offer and sell from time to time in one or more offerings the securities listed above. In addition, certain selling securityholders may offer and sell from time to time our securities that they own. We will provide the specific terms of the securities to be offered in supplements to this prospectus and will identify, if applicable, any selling securityholders. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        Our common stock is listed on the Nasdaq Global Select Market under the trading symbol "PVTB."

        Investing in our securities involves risks. See the section entitled "Risk Factors" contained in the applicable prospectus supplement.

        These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 10, 2011.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement, as may be amended from time to time, that we filed with the Securities and Exchange Commission (the "SEC") under which we or any selling securityholder identified in the future may sell securities in one or more offerings. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

        The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about PrivateBancorp, Inc. and the securities offered under this prospectus. That registration statement and any amendments to the registration statement can be read at the Securities and Exchange Commission's Internet site at www.sec.gov, or at its offices mentioned under the heading "Where You Can Find More Information."

        As used in this prospectus, the terms "PrivateBancorp," "the Company," "we," "our," and "us" refer to PrivateBancorp, Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

        This prospectus includes our trademarks and other tradenames identified herein. All other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

        You should rely only on the information contained in this prospectus and the applicable prospectus supplement or incorporated by reference in this prospectus and in any applicable prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus and any applicable prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus and in any applicable prospectus supplement may only be accurate on the date of this document.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus, any related prospectus supplement and in information incorporated by reference into this prospectus and any related prospectus supplement that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "continue" and similar expressions. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events and our business strategies.

        These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors including, among other things, changes in general economic and business conditions and the risks and other factors set forth in sections captioned "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in the related prospectus supplement, and in the documents that are incorporated by reference into this prospectus and the related prospectus supplement. Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though our situation may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

PRIVATEBANCORP, INC.

        PrivateBancorp, Inc. was incorporated in Delaware in 1989 and became a holding company registered under the Bank Holding Company Act of 1956, as amended. The PrivateBank and Trust Company (the "Bank" or the "PrivateBank"), the sole bank subsidiary of PrivateBancorp, was opened in Chicago in 1991. The Bank provides customized business and personal financial services to middle-market companies and business owners, executives, entrepreneurs and families in the markets and communities it serves.

        Today, our Bank serves eight geographic markets in the Midwest, as well as Denver and Atlanta. The majority of our business is conducted in the greater Chicago market. We offer a full range of lending, treasury management, investment, and capital markets products and trust and investments services to meet our clients' commercial and personal needs. We also originate residential mortgage loans and sell them into the secondary market with servicing released.

        Our principal executive offices are located at 120 S. LaSalle Street, Chicago, Illinois 60603, and our telephone number is (312) 564-2000. We maintain a website located at www.pvtb.com. Information contained or referenced on our website is not incorporated by reference into and does not form a part of this prospectus or any accompanying prospectus supplement.

USE OF PROCEEDS

        Except as specified in any prospectus supplement that accompanies this prospectus, the net proceeds from the sale of securities to which this prospectus relates will be used for working capital and other general corporate purposes. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by any selling securityholders.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

        The following table shows our ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

  •
  net income plus all applicable income taxes plus fixed charges, by

  •
  fixed charges.

        Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and the portion of net rental expense deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, FHLB advances, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

		Year Ended December 31,
	Three Months Ended March 31, 2011
		2010	2009*	2008*	2007	2006
Ratio of earnings to fixed charges:
excluding interest on deposits	3.10	1.00	(0.20)	(3.02)	1.52	4.14
including interest on deposits	1.65	1.00	0.67	0.28	1.08	1.39
Ratio of earnings to fixed charges and preferred stock dividends:
excluding interest on deposits	2.01	0.71	(0.15)	(2.98)	1.51	4.14
including interest on deposits.	1.41	0.89	0.62	0.28	1.08	1.39

*
The earnings for the years ended December 31, 2009 and December 31, 2008 (excluding deposit interest) were inadequate to cover total fixed charges for the year. The coverage deficiencies for 2009 and 2008 were $61.2 million and $22.7 million excluding preferred dividends, respectively, and $73.7 million and $23.3 million including preferred dividends, respectively.

SELLING SECURITYHOLDERS

        If securities covered by this prospectus are to be offered and sold by selling securityholders, the applicable prospectus supplement will name the selling securityholders, the amount and type of securities being offered, and any other material terms we are required to disclose regarding the offering and the securities being sold by each selling securityholder.

SECURITIES THAT MAY BE OFFERED

        We may use this prospectus to offer securities in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities. We also may include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. The securities of each class as described in this prospectus may also be offered and sold, from time to time, by one or more selling securityholders to be identified in the future.

        We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

        We may use this prospectus and an applicable prospectus supplement to offer our common stock, without par value. In the prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock and Depositary Shares

        We may use this prospectus and an applicable prospectus supplement to offer shares of our preferred stock, without par value, in one or more series. In the prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

Debt Securities

        We may use this prospectus and an applicable prospectus supplement to offer our general debt obligations, which may be senior or subordinated. Our debt securities, including senior notes and subordinated notes, may be senior or subordinated in priority of payment. The applicable prospectus supplement will describe the ranking, whether senior or subordinated, the level of seniority or subordination (as applicable), the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange and any other specific terms of the notes.

Purchase Contracts

        We may use this prospectus and an applicable prospectus supplement to issue purchase contracts, including contracts issued as part of a unit with one or more other securities, that obligate us to sell to holders, or for holders to purchase from us, our senior or subordinated debt, preferred stock, depositary shares or common stock. The consideration per security may be fixed at the time that the purchase contracts are issued or may be determined by reference to a specific formula set forth in the purchase contracts.

Units

        We may use this prospectus and an applicable prospectus supplement to offer any combination of one or more of our debt securities, preferred stock, depositary shares, common stock, warrants or other securities or property, together as units. In the prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

Warrants

        We may use this prospectus and an applicable prospectus supplement to offer and sell warrants for the purchase of our debt securities, preferred stock, common stock or units. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock being registered does not purport to be complete and is qualified, in all respects, to applicable Delaware law and provisions of our amended and restated certificate of incorporation, as amended, and our amended and restated by-laws. These documents are incorporated by reference in this prospectus. See "Where You Can Find More Information."

Common Stock

        We are authorized to issue 174,000,000 shares of voting common stock, without par value, (referred to in this section as "common stock"), of which 71,812,156 shares were outstanding on May 31, 2011. As of May 31, 2011, (i) 4,017,045 shares of our common stock were reserved for issuance upon the exercise or settlement of outstanding equity-based awards; (ii) 4,679,854 shares were reserved and available for future issuance under our incentive compensation plans; (iii) 110,116 shares were reserved for issuance under our deferred compensation plan; (iv) 3,536,000 shares were reserved for issuance upon conversion of outstanding shares of our nonvoting common stock; and (v) 645,013 shares were reserved for issuance upon exercise of a warrant held by the U.S. Treasury. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

        Dividends.    The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by our board of directors out of funds legally available therefor. We may pay dividends if, as and when declared by our board of directors. The payment of dividends is subject to limitations imposed by the Delaware General Corporation Law, or DGCL, and applicable banking laws and regulations. If we issue additional series of preferred stock in the future, the holders thereof may have a priority over the holders of the common stock with respect to dividends. No dividends shall be paid or declared on any particular series of preferred stock unless dividends shall be paid or declared pro rata on all outstanding shares of preferred stock in each other series which ranks equally as to dividends with such particular series.

        Voting Rights.    The holders of our common stock possess voting rights in us. Stockholders elect our board of directors and act on such other matters as are required to be presented to them under the DGCL, requirements of the Nasdaq Stock Market or our amended and restated certificate of incorporation, or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by our stockholders and does not have any right to cumulate votes in the election of directors or otherwise. Accordingly, holders of more than 50% of the outstanding shares of our common stock are able to elect all of the directors to be elected each year. Certain matters require a two-thirds stockholder vote under our amended and restated certificate of incorporation.

        Liquidation.    In the event of our liquidation or dissolution, the holders of shares of common stock are entitled to share ratably in any of our assets retained after payment in full to creditors and, if any preferred stock is then issued and outstanding, after payment to holders of such preferred stock but only to the extent of any liquidation preference. Holders of our outstanding Series A Junior Nonvoting Preferred Stock currently have, and if additional series of preferred stock are issued, the holders thereof may have, a priority over the holders of our common stock in the event of any liquidation or dissolution.

        Preemptive Rights and Redemption.    Under our amended and restated certificate of incorporation, the terms of our common stock do not entitle holders to preemptive rights with respect to any shares that we may issue in the future, and our common stock is not subject to mandatory redemption by us. However, certain affiliates of GTCR Golder Rauner II, L.L.C., or "GTCR," that hold shares of our common stock are contractually entitled to preemptive rights in certain circumstances.

Preferred Stock

        Our board of directors is authorized, pursuant to our amended and restated certificate of incorporation, to issue up to 1,000,000 shares of preferred stock, without par value, in one or more series with respect to which our board of directors, without stockholder approval, may determine voting, conversion and other rights, which could adversely affect the rights of the holders of our common stock. Except for the (i) 243,815 shares of preferred stock designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B, and outstanding as of May 31, 2011 and (ii) 1,951.037 shares of our preferred stock designated as Series A Junior Nonvoting Preferred Stock, none of which was outstanding as of May 31, 2011, no shares of our authorized preferred stock have been designated or are outstanding. Other than preemptive rights contractually provided to GTCR, stockholders do not have preemptive rights to subscribe for shares of preferred stock.

        The rights of the holders of our common stock would generally be subject to the prior rights of the preferred stock that may be issued in the future with respect to dividends, liquidation preferences and other matters. The dividend rights, dividend rates, conversion rights, conversion prices, voting rights, redemption rights and terms (including sinking fund provisions, if any), the redemption price or prices and the liquidation preferences of any future series of the authorized preferred stock and the numbers of such shares of preferred stock in each series will be established by our board of directors as such shares are to be issued. It is not possible to state the actual effect of currently undesignated preferred stock on the rights of holders of common stock until the board of directors determines the rights of the holders of a series of the preferred stock. However, such effects might include (i) restrictions on our ability to pay dividends on our common stock; (ii) dilution of the voting power of our common stock to the extent that the preferred stock were given voting rights; (iii) dilution of the equity interest and voting power of our common stock if the preferred stock were convertible into common stock; and (iv) restrictions upon any distribution of assets to the holders of common stock upon liquidation or dissolution until the satisfaction of any liquidation preference granted to holders of the preferred stock.

        Furthermore, our board of directors could direct us to issue, in one or more transactions, shares of preferred stock or additional shares of common stock or rights to purchase such shares (subject to the limits imposed by applicable laws and the rules of any stock exchange to the extent that such rules are or may become applicable to, or may be observed by, us) in amounts which could make more difficult and, therefore, less likely, a takeover, proxy contest, change in our management or any other extraordinary corporate transaction which might be opposed by the incumbent board of directors. Any issuance of preferred stock or of common stock could have the effect of diluting the earnings per share, book value per share and voting power of common stock held by our stockholders.

        Should we undertake to offer one or more new series of preferred stock, a description specific to that series of preferred stock will be set forth in the applicable prospectus supplement.

LEGAL MATTERS

        Unless otherwise indicated in the applicable prospectus supplement, the validity of our securities will be passed upon for us by the General Counsel of the Company.

EXPERTS

        Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and our management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 2011 and March 31, 2010, incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 9, 2011, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information superseded by information in this prospectus or the applicable prospectus supplement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34066);

  •
  our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 (File No. 001-34066);

  •
  our Current Reports on Form 8-K filed with the SEC on January 25, 2011 (except with respect to information furnished pursuant to Item 2.02), March 1, 2011 and May 27, 2011 (File Nos. 001-34066); and

  •
  the description of our common stock contained in our Registration Statement on Form 8-A, as amended, dated April 28, 1999 (File No. 0-25887).

        We also incorporate by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of any offering covered by this prospectus and any applicable prospectus supplement.

        Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any applicable prospectus supplement, or in any other document filed later that is also incorporated in this prospectus or any applicable prospectus supplement by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded. The information relating to us contained in this prospectus should be read together with the information contained in any prospectus supplement and in the documents incorporated in this prospectus and any prospectus supplement by reference.

        We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to the Corporate Secretary at 120 South LaSalle St., Suite 400, Chicago, Illinois 60603, (312) 564-2000.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement under the Securities Act of 1933 to which this prospectus relates. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and in the exhibits attached or incorporated by reference in the registration statement. For further information about us and our securities, you should refer to the registration statement and to any applicable supplement(s) to this prospectus.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. Our SEC filings are also available on our website at www.pvtb.com and at the office of the Nasdaq Stock Market. For further information on obtaining copies of our public filings at the Nasdaq Stock Market, you should call (212) 656-5060.

                     Shares

Common Stock

Preliminary Prospectus Supplement

Goldman, Sachs & Co.	Morgan Stanley

Wells Fargo Securities

October     , 2012